Form 20-F
period 2008-12-31
Si Mei Te Food Ltd
filed 2009-07-15
CIK 1388374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report______________
For the transition period from __________ to ___________
Commission file number 000-52679

SI MEI TE FOOD LIMITED
(Exact name of the Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

c/o HeNan Smart Food Company Limited
No. 8, Wuzhi Xi Huafeng Industrial Zone
He Nan Province; People’s Republic of China
(Address of principal executive offices)

Hu Ye; Chief Financial Officer
c/o HeNan Smart Food Company Limited
No. 8, Wuzhi Xi Huafeng Industrial Zone
He Nan Province; People’s Republic of China
Tel: +86 13911573595
huye_canada@yahoo.com.ca
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

UNITS, EACH CONSISTING OF ONE ORDINARY SHARE, $0.0001 PAR VALUE, AND
TWO WARRANTS
ORDINARY SHARES, $.0001 PAR VALUE
WARRANTS TO PURCHASE ONE ORDINARY SHARE, $.0001 PAR VALUE
REPRESENTATIVE UNIT PURCHASE OPTION
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 7,105,000 ordinary shares, par value $0.0001 per share, as of December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes	☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes	☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.
☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☒ Yes	☐ No

Table of Contents

i

CERTAIN INFORMATION

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F to:

•	references to “Si Mei Te,” the “Company,” “we,” “us,” “our,” or “our company” refer to Si Mei Te Food Limited;

•	references to “HeNan Smart Food” refer to HeNan Smart Food Company Limited;

•	references to “PRC” or “China” refer to the People’s Republic of China;

•	references to “dollars” or “$” refer to the legal currency of the United States;

•	references to “public shareholders” refer to the holders of shares purchased in Si Mei Te’s initial public offering; and

•	references to “business combination” refer to Si Mei Te’s acquisition of HeNan Smart Food on June 26th, 2009.

FORWARD-LOOKING STATEMENTS

This Annual Report contains ‘‘forward-looking statements’’ that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are ‘‘forward-looking statements’’, including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘could’’, ‘‘would’’, ‘‘predicts’’, ‘‘potential’’, ‘‘continue’’, ‘‘expects’’, ‘‘anticipates’’, ‘‘future’’, ‘‘intends’’, ‘‘plans’’, ‘‘believes’’, ‘‘estimates’’ and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings ‘‘Risk Factors’’, ‘‘Operating and Financial Review and Prospects,’’ ‘‘Information on our Company’ and elsewhere in this Annual Report.  This Annual Report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this Annual Report.

PART  I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.           Selected financial data

The selected financial information set forth below has been derived from our audited financial statements (i) for the period from January 8, 2007 (date of inception) to December 31, 2007 and (ii) for the year ended December 31, 2008. The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on Our Company” and “Item 5. Operating and Financial Review and Prospects.”

Selected Financial Data

(Expressed in United States Dollars)

	For the Period Ended December 31,
	2007	2008
Statement of Operations Data:

Formation costs	4,501	–

Operating expenses	266,288	601,340

Operating loss	(270,789)	(601,340)

Interest income	814,854	548,475

Net income (Loss)	544,065	(52,865)

Net loss per ordinary share, basic and diluted	0.13	(0.01)

	As of December 31,
	2007	2008
Balance Sheet Data:
Cash	100,832	335,999
Cash and cash equivalents held in trust	33,876,887	33,678,745
Total assets	34,085,209	34,049,844
Total liabilities	345,000	362,500
Ordinary shares subject to possible conversion	10,008,413	10,100,256
Total shareholders’ equity	23,731,796	23,587,088

B.           Capitalization and Indebtedness

Not required.

C.           Reasons for the Offer and Use of Proceeds

Not required.

D.           Risk Factors

Risks Associated with Our Business

If outstanding warrants are exercised, the underlying ordinary shares will be eligible for future resale in the public market.  ”Market overhang” from the warrants results in dilution and could reduce the market price of the ordinary shares.

Outstanding warrants and unit purchase options to purchase an aggregate of 12,743,334 ordinary shares issued in connection with Si Mei Te’s initial public offering and the private placement that took place immediately prior to the initial public offering will become exercisable after consummation of the acquisition. If they are exercised, a substantial number of additional Si Mei Te ordinary shares will be eligible for resale in the public market, which may reduce the market price.

Because Si Mei Te does not intend to pay dividends on its ordinary shares, shareholders will benefit from an investment in Si Mei Te’s ordinary shares only if it appreciates in value.

Si Mei Te has never declared or paid any cash dividends on its ordinary shares.  Following the acquisition, Si Mei Tei currently intends to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, Si Mei Te does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of Si Mei Te’s Board of Directors and will depend on factors Si Mei Te’s Board of Directors deems relevant, including, among others, Si Mei Te’s results of operations, financial condition and cash requirements, business prospects, and the terms of Si Mei Te’s credit facilities and other financing arrangements. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of Si Mei Te’s ordinary shares. There is no guarantee that Si Mei Te’s ordinary shares will appreciate in value.

Si Mei Te’s securities are quoted on the OTC Bulletin Board, which may limit the liquidity and price of its securities more than if the securities were quoted or listed on a national securities exchange.

Si Mei Te’s securities are quoted on the OTC Bulletin Board, a NASD-sponsored and operated inter-dealer automated quotation system. Quotation of Si Mei Te’s securities on the OTC Bulletin Board will limit the liquidity and price of its securities more than if the securities were quoted or listed on a national securities exchange.

Si Mei Te may choose to redeem its outstanding warrants at a time that is disadvantageous to the warrant holders.

Subject to there being a current prospectus under the Securities Act of 1933, Si Mei Te may redeem all of its outstanding warrants at any time after they become exercisable at a price of $0.01 per warrant, upon a minimum of 30 days prior written notice of redemption if, and only if, the last sale price of Si Mei Te’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before Si Mei Te sends the notice of redemption. Calling all of Si Mei Te’s outstanding warrants for redemption could force the warrant holders:

•	To exercise the warrants and pay the exercise price for such warrants at a time when it may be disadvantageous for the holders to do so;

•	To sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or

•	To accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

Si Mei Te’s warrant holders may not be able to exercise their warrants, which may create liability for Si Mei Te.

Holders of the warrants Si Mei Te issued in its initial public offering and private placement will be able to receive shares upon exercise of the warrants only if (i) a current registration statement under the Securities Act of 1933 relating to the ordinary shares underlying the warrants is then effective and (ii) such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although Si Mei Te has agreed to use its best efforts to maintain a current registration statement covering the shares underlying the warrants to the extent required by federal securities laws, and Si Mei Te intends to comply with such agreement, Si Mei Te cannot assure you that it will be able to do so. In addition, some states may not permit Si Mei Te to register the shares issuable upon exercise of its warrants for sale. The value of the warrants will be greatly reduced if a registration statement covering the shares issuable upon the exercise of the warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. Holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised. If and when the warrants become redeemable by Si Mei Te, Si Mei Te may exercise its redemption right even if Si Mei Te is unable to qualify the underlying securities for sale under all applicable state securities laws. Since Si Mei Te’s obligations in this regard are subject to a “best efforts” standard, it is possible that, even if Si Mei Te is able to successfully assert a defense to a claim by warrant holders due to the impossibility of registration, a court may impose monetary damages on Si Mei Te to compensate warrant holders due to the change in circumstances that led to Si Mei Te being unable to fulfill its obligations.

Si Mei Te may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, Si Mei Te will be classified as a PFIC for any taxable year in which either (1) at least 75% of its gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (looking through certain corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If Si Mei Te is determined to be a PFIC for any taxable year during which a U.S. Holder (as defined in the section of this report captioned ‘‘Item 10. Additional Information—Taxation–United States Federal Income Taxation–General’’) held Si Mei Te’s ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition of Si Mei Te’s assets and the nature of its income in 2007 and 2008, which largely consisted of cash and other investment assets, it is likely that Si Mei Te qualified as a PFIC in 2007 and 2008. Si Mei Te’s actual PFIC status for any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly there can be no assurance with respect to Si Mei Te’s status as a PFIC for 2009 or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this report captioned ‘‘Item 10. Additional Information—Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders of Our Ordinary Shares and Warrants—Passive Foreign Investment Company Rules.’’

Risks Related to Operations in China

Risks Related to HeNan Smart Food’s Business

HeNan Smart Food may not be able to anticipate changes in consumer preferences, which may result in decreased demand for its instant noodle products.

HeNan Smart Food’s success depends in part on its ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. Consumer preferences change and HeNan Smart Food’s failure to anticipate, identify or react to these changes could result in reduced demand for its products, which would, in turn, cause its sales volume, revenue and operating income to suffer. HeNan Smart Food may be unable to introduce new products that are in faster-growing and more profitable categories or reduce its production of the products in the categories experiencing declining consumption. To the extent HeNan Smart Food is unable to execute its strategy of continuously improving its portfolio of products and satisfying consumers’ changing preferences, its sales volume, revenue and operating income may not, accordingly, achieve its financial targets, which may have a material adverse effect on its financial condition and results of operations.

Price increases for the commodities that HeNan Smart Food uses for raw materials and packaging could adversely affect its profitability.

Most of the raw materials and packaging used in HeNan Smart Food’s instant noodle businesses are commodities that may experience price volatility caused by external conditions, commodity market fluctuations, currency fluctuations and changes in governmental agricultural programs. Unexpected commodity price increases may result in increases in raw material and packaging costs, and HeNan Smart Food may not be able to increase its product prices to offset these increased costs without suffering reduced sales volume, revenue and operating income. Raw material cost (including packaging cost) constituted approximately 92% of the total cost of sales relating to HeNan Smart Food’s instant noodle products  in the year ended December 31, 2008. Any significant increase in the cost of raw materials which HeNan Smart Food is unable to pass on to consumers could have a material adverse affect on its margins and overall profitability. During the three years ended December 31, 2006, 2007 and 2008, costs of certain major raw materials, particularly palm oil used to produce its instant noodle products, fluctuated significantly. Historically, HeNan Smart Food has not hedged against changes in commodity prices, and it does not intend to enter into such hedges in the future. See “Item 5. Operating and Financial Review and Prospects – HeNan Smart Food’s Financial Condition and Results of Operations – Major Factors affecting HeNan Smart Food’s Results of Operations – Cost of raw materials” in this 20-F for a discussion on the historical price volatility of HeNan Smart Food’s raw materials and packaging.

HeNan Smart Food may not be able to effectively manage its rapid expansion.

HeNan Smart Food has expanded its market reach within the PRC in recent years, and it expects to continue its expansion in terms of geography, customers and products on offer. To manage HeNan Smart Food’s growth, it must continue to improve its managerial, technical and operational capabilities and implement an effective management information system. HeNan Smart Food’s expansion strategy may require additional funding either through internal or external sources. There can be no assurance that any future expansion plans will not adversely affect HeNan Smart Food’s existing operations, since the execution of expansion plans often involves challenges. For example, HeNan Smart Food may need to deal with issues such as capacity constraints, upgrading or expanding existing facilities and training an increasing number of personnel to manage and operate those facilities. Such challenges could make it difficult to implement HeNan Smart Food’s expansion plans successfully or in a timely manner, which could, among other things, adversely affect its ability to manage the company, satisfy customer demands and maintain product quality, resulting in an adverse impact on its profitability.

  HeNan Smart Food’s business is seasonal.

HeNan Smart Food experiences seasonal fluctuations in its revenue and operating income for its instant noodle products. HeNan Smart Food generally records higher turnover for its instant noodle products during the autumn and winter months than during the spring and summer months. The seasonal nature of HeNan Smart Food’s products causes specific production lines to operate at levels approaching full capacity during certain times of year and at far less than full capacity at others, as the production lines for a particular product segment cannot be converted into production lines for another product segment. As a result of these fluctuations, sales and operating results for any particular period will not necessarily be indicative of our results for the full year or future periods. The seasonal nature of HeNan Smart Food’s products also affects the cash flows available to it. Any seasonal fluctuations reported in the future may not match the expectations of investors, which could cause the trading price of the combined company’s shares to fluctuate.

Our intellectual property rights could be challenged.

As of March 31, 2009, HeNan Smart Food had registered 26 patents and 22 trademarks in the PRC. Please see the section headed “Item 4. Information on our Company – A. History and development of the Company — HeNan Smart Food’s Development and History – Trademarks and Intellectual Property” in this 20-F for further details on the intellectual property rights HeNan Smart Food owns. While HeNan Smart Food intends to enforce the trademarks it owns or licenses against infringement, there can be no assurance that its actions to establish and protect its trademarks are adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of its products which they claim violate their trademarks and proprietary rights. If a competitor were to infringe on trademarks held by HeNan Smart Food, enforcing its rights would likely be costly and would divert funds and resources that could otherwise be used to operate its business. There can be no assurance that HeNan Smart Food would be successful in enforcing its intellectual property rights. If HeNan Smart Food is not successful in enforcing such rights, there may be a material adverse effect to its business.

HeNan Smart Food’s new products may not be successful.

HeNan Smart Food continues to seek opportunities to leverage its strong brand and existing distribution network to develop new products. HeNan Smart Food has in the past launched new products from time to time. HeNan Smart Food cannot assure you its new products will attract sufficient consumer demand or gain sufficient market share to be profitable. Failure to recover development, production and marketing costs of unsuccessful new products could adversely affect HeNan Smart Food’s overall profitability.

HeNan Smart Food depends on independent third party and related party suppliers to provide it with packaging materials for its products.

All of the packaging material used in the manufacture of HeNan Smart Food’s instant noodle products are supplied by independent third-party or related party suppliers. In the event these independent third-party or related party suppliers fail to continue to supply or cannot meet HeNan Smart Food’s demand for such packaging materials, or it is unable in the future to reach agreement upon reasonable terms with them in relation to such continued supply, HeNan Smart Food may be unable to find a comparable substitute supplier of packaging materials, which may lead to delays in the delivery of its products to customers. Such delays may affect HeNan Smart Food’s results of operations.

If HeNan Smart Food’s products become adulterated or misbranded, it would need to recall those items and may experience product liability claims if consumers are harmed as a result.

HeNan Smart Food sells food products for human consumption, which involves risks such as product contamination or spoilage, product tampering and other adulteration. HeNan Smart Food may need to recall some of its products if they become adulterated or misbranded. A widespread product recall may cause HeNan Smart Food’s products to be unavailable for a period of time. HeNan Smart Food may also be subject to product liability claims if the consumption of its products causes injury or illness. A widespread recall or a significant product liability claim against HeNan Smart Food may cause customers to lose confidence in its food products which could affect its reputation and result in a material adverse effect on its business.

The occurrence of such problems could also result in serious damage to HeNan Smart Food’s brand and reputation. Adverse publicity, whether or not valid, could discourage consumers from buying HeNan Smart Food’s products, as a result of which its sales could materially decline, which would have an adverse impact on HeNan Smart Food’s profitability.

The interests of Mr. Wang Youli, who will continue to be HeNan Smart Food’s ultimate controlling shareholder, may differ from those of HeNan Smart Food’s other shareholders.

HeNan Smart Food is controlled by Mr. Wang Youli through his majority ownership of Si Mei Te. Wang Youli beneficially owns approximately 67.64% of Si Mei Te. Accordingly, Mr. Wang Youli is able to influence HeNan Smart Food’s major policy decisions, including its overall strategic and investment decisions, dividend plans, issuances of securities and adjustments to its capital structure, and is able to control the election of its directors and, in turn, indirectly control the selection of its senior management in ways that may conflict with the best interests of HeNan Smart Food’s other shareholders.

If HeNan Smart Food fails to maintain effective internal controls, then its business, financial results and reputation could be materially and adversely affected.

HeNan Smart Food has implemented various measures to improve its internal controls. HeNan Smart Food intends to continue to monitor and enhance, and take further steps to improve, its internal controls in the future. Due to its limited experience with the internal control measures that it has recently implemented, HeNan Smart Food cannot assure you that all such measures taken to improve its internal controls will be effective or that material deficiencies in its internal controls will not be discovered in the future. HeNan Smart Food’s efforts to improve its internal controls have required, and in the future may require, increased costs and significant management time and commitment. If HeNan Smart Food fails to maintain effective internal controls in the future, then its business, financial results and reputation may be materially and adversely affected.

Pricing of HeNan Smart Food’s products may be subject to PRC Government intervention.

HeNan Smart Food is generally free to determine the pricing of its products and the PRC Government does not set any guidance or requirement on how it prices its products. However, the PRC Government has expressed concern with price-collusion among manufacturers of the types of products manufactured and sold by HeNan Smart Food. For example, on August 16, 2007, the National Development and Reform Commission, or NDRC,  issued a public notice (the “Notice”) in relation to its findings on possible price-collusion involving the International Ramen Manufacturers Association (China Branch) (“Noodle Association”) and certain manufacturers of instant noodles in the PRC. In the Notice, which was prompted by a general increase of instant noodle prices in July 2007, the NDRC made it clear that (i) price-collusion or price-fixing amongst manufacturers is prohibited; (ii) the Noodle Association and certain manufacturers had breached a number of PRC anti-unfair competition regulations; and (iii) investigations into this matter would continue and any violations would be dealt with in accordance with applicable law.

While HeNan Smart Food has participated in activities organized by the Noodle Association and had in 2006 and 2007 attended meetings among major noodle manufacturers where, among other things, increase in the selling price of instant noodle products were discussed, HeNan Smart Food has not been notified of any claims, proceedings or complaints from the NDRC or any PRC Government agency in relation to the pricing of its products. In addition, the Notice also makes it clear that while price-collusion or price-fixing amongst manufacturers is prohibited, manufacturers are free to determine the price of their products. HeNan Smart Food has not in the past participated in any price-collusion or price-fixing activity and will not do so in future. As far as HeNan Smart Food is aware it is not currently the subject of any investigation by NDRC or any other relevant PRC governmental authorities in connection with any illegal pricing activities. HeNan Smart Food has been advised by its PRC legal advisers, Jing Tian Gong Cheng Law Offices, that it will not be subject to any litigation claim in this regard. However, there can be no assurance that the NDRC or any other PRC Government agency will not conclude that an increase in the price of HeNan Smart Food’s instant noodle products is not the result of price-fixing or price-collusion and/or take actions to intervene in the activities of instant noodle manufacturers, including HeNan Smart Food, if it believes there is price-fixing or price-collusion taking place in the market, in which case HeNan Smart Food’s results of operation may be materially adversely affected.

The industry in which HeNan Smart Food operates faces increasing competition from both domestic and foreign companies, which may affect its market share and results of operation.

The industry in which HeNan Smart Food operates in the PRC is highly competitive. HeNan Smart Food’s ability to compete is, to a significant extent, dependent on its ability to distinguish its products from those of its competitors by providing high quality products at reasonable prices that appeal to consumers’ tastes and preferences. HeNan Smart Food’s competitors have varying abilities to withstand changes in market conditions. Some of HeNan Smart Food’s competitors have been in this business longer than it has, may have substantially greater financial and other resources than its has and may be better established in the market. HeNan Smart Food’s competitors in certain regional markets may also benefit from raw material sources or production facilities that are closer to such markets or may benefit from their approach in integrating upstream and downstream production processes, which provides them with competitive advantages in terms of costs and proximity to consumers.

HeNan Smart Food cannot assure you that its current or potential competitors will not provide products superior to those it provides or adapt more quickly to evolving industry trends or changing consumers’ preferences than it does. It is also possible that there will be further consolidation and building of alliances in the industries in which HeNan Smart Food operates amongst its competitors, which may rapidly acquire significant market share, and some of its distributors may commence production of products similar to those HeNan Smart Food sells to them. Furthermore, HeNan Smart Food’s competitors may significantly increase their advertising expenditures and promotional activities or may engage in irrational or predatory pricing behavior, which may result in price reductions, reduced margins and loss of market share, any of which could materially adversely affect HeNan Smart Food’s results of operation.

The food industry could face slower potential market growth.

According to Euromonitor, in terms of volume, sales of instant noodles in China experienced a CAGR of 7.7% from 2003 to 2008; and in terms of value, the sales of instant noodles in China experienced a CAGR of 11.1% from 2003 to 2008.  Euromonitor predicts that in terms of volume, sales of instant noodles in China will experience a CAGR of 2.6% from 2008 to 2013; and in terms of value, the sales of instant noodles in China will experience a CAGR of 6.2% from 2008 to 2013.

HeNan Smart Food cannot assure you the instant noodle market of China will grow in the future and if so, at what rate the market will grow.  If the food industry in China does not grow or if it grows at a slower rate than that in the past, HeNan Smart Food’s profitability may be adversely affected.

HeNan Smart Food requires various licenses and permits to operate its business, and the failure to renew any or all of these licenses and permits could materially adversely affect its business.

In accordance with PRC laws and regulations, HeNan Smart Food is required to maintain various licenses and permits in order to operate its production facilities, including, without limitation, hygiene licenses and industrial products production permits. HeNan Smart Food is required to comply with applicable hygiene and food safety standards in relation to its production processes. HeNan Smart Food’s premises and transportation vehicles are subject to regular inspections by the regulatory authorities for compliance with the relevant PRC laws and regulations. Failure to pass these inspections, or otherwise renew HeNan Smart Food’s licences and permits, could lead to temporary or permanent suspension of some or all of its production activities which would materially adversely affect its business and results of operations.

PRC food safety and hygiene laws may become more onerous, which may adversely affect HeNan Smart Food’s operations and financial performance and lead to an increase in its costs which it may be unable to pass on to its customers.

As a manufacturer of products intended for human consumption, HeNan Smart Food is subject to extensive governmental regulation. For example, HeNan Smart Food is subject to regulations with respect to product consumption, packaging, labeling and advertising. HeNan Smart Food cannot assure investors that in the future the PRC food safety and hygiene laws will not become more onerous, providing for stricter and more comprehensive monitoring and regulation of food manufacturers and distributors in areas including, but not limited to, food production and distribution, which may lead to an increase in HeNan Smart Food’s costs of complying with such regulations resulting in a material adverse effect on its results of operations.

HeNan Smart Food may be subject to higher compliance costs if PRC environmental protection laws become more onerous, which may adversely affect its operations and financial performance.

HeNan Smart Food carries on its business in industries that are subject to PRC environmental protection laws and regulations. These laws and regulations require HeNan Smart Food to adopt effective measures to control and properly dispose of waste materials, waste water and other environmental waste materials, as well as fee payments from manufacturers discharging waste substances. Fines may be levied against manufacturers causing pollution in excess of permitted levels. If failure to comply with such laws or regulations results in environmental pollution, the administrative department for environmental protection can levy fines. If the circumstances of the breach are serious, it is at the discretion of the PRC government to cease or close any operation failing to comply with such laws or regulations. There can also be no assurance that the PRC government will not change the existing laws or regulations or impose additional or stricter laws or regulations, compliance with which may cause HeNan Smart Food to incur significant capital expenditure and which may as a result materially adversely affect its financial condition.

Negative media reporting may adversely affect HeNan Smart Food’s sales.

Any negative media reporting in relation to instant noodles, their ingredients or production processes, whether or not valid, may raise health concerns over, and lead to loss of consumer confidence in and demand for, the types of instant noodle products being reported on and instant noodle products in general. In such event, HeNan Smart Food’s sales and results of operations may be adversely affected.

HeNan Smart Food may be subject to product liability claims and product recalls that could result in a decrease in demand for its products due to negative publicity, which could negatively impact its profitability.

HeNan Smart Food sells food products for human consumption, which involves risks such as product contamination or spoilage, product tampering and other adulteration of food products. HeNan Smart Food may be subject to liability if the consumption of any of its products causes injury, illness or death.  In addition, HeNan Smart Food will voluntarily recall products in the event of contamination or damage.  A significant product liability judgment or a widespread product recall may negatively impact HeNan Smart Food’s profitability for a period of time depending on product availability, competitive reaction and consumer attitudes.  Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that company products caused illness or injury could adversely affect HeNan Smart Food’s reputation with existing and potential customers and its corporate and brand image.

In September 2008, the Health Ministry of the People’s Republic of China announced that several babies had died in recent months and thousands more had been sickened by contaminated milk formula powder due to the presence of melamine, an industrial chemical sometimes used to make plastics and fertilizer.  On October 22, 2008, the United Nations issued a paper addressing food safety in China, citing key challenges for China as the need for a more modern food safety law; the need for improved monitoring, inspection and enforcement; and the need to continue to improve standards to bring China in line with international norms.  Although none of HeNan Smart Food’s products contain milk powder, negative publicity surrounding this food safety issue could influence the popular perceptions of consumers and result in lower demand for its food products in China, which could have an adverse effect on HeNan Smart Food’s sales and profitability.

HeNan Smart Food’s business may experience adverse effects from competition in the instant noodle product market.

The instant noodle product market in the PRC is highly competitive. Competition in these markets takes many forms, including the following:

•	establishing favorable brand recognition;

•	developing products sought by consumers;

•	implementing appropriate pricing;

•	providing strong marketing support; and

•	obtaining access to retail outlets and sufficient shelf space.

Some of HeNan Smart Food’s competitors are larger and have greater financial resources, including HeNan Smart Food’s primary competitors, the manufactures of each of the brand names “Hua Long” and “Bai Xiang”. HeNan Smart Food may not be able to compete successfully with such competitors. Competition could cause HeNan Smart Food to lose its market share, increase expenditures or reduce pricing, each of which could have a material adverse effect on its business and financial results.

An inability to respond quickly and effectively to new trends would adversely impact HeNan Smart Food’s competitive position.

HeNan Smart Food’s failure to maintain its technological capabilities or to respond effectively to technological changes could adversely affect HeNan Smart Food’s ability to retain existing business and secure new business.  HeNan Smart Food will need to constantly seek out new products and develop new solutions to maintain in its portfolio.  If HeNan Smart Food is unable to keep current with new trends, its competitors’ technologies or products may render it noncompetitive and its products obsolete.

Increases in prices of main ingredients and other materials could adversely affect our business.

The main ingredients that HeNan Smart Food uses to manufacture its products are flour, palm oil, dehydrated vegetables, and various flavorings and spices. HeNan Smart Food also use paper products, such as paper bowls and wrappers, as well as films and plastics, to package its products. The prices of these materials have been, and HeNan Smart Food expects them to continue to be, subject to volatility. HeNan Smart Food may not be able to pass price increases in these materials onto its customers, which could have an adverse effect on its financial results.

HeNan Smart Food may experience risks resulting from its plans for expansion.

HeNan Smart Food has acquired several companies and businesses and plan to continue to acquire companies in the future. Entering into an acquisition entails many risks, any of which could harm HeNan Smart Food’s business, including: (a) diversion of management’s attention from other business concerns; (b) failure to integrate the acquired company with its existing businesses; (c) additional operating expenses not offset by additional revenue; and (d) dilution of its stock as a result of issuing equity securities.

If HeNan Smart Food is unable to implement its acquisition strategy, it may be less successful in the future. A key component of HeNan Smart Food’s growth strategy is accomplished by acquiring additional instant noodle companies. While there are many such companies, HeNan Smart Food may not always be able to identify and acquire companies meeting its acquisition criteria on terms acceptable to it. Additionally, financing to complete significant acquisitions may not always be available on satisfactory terms. Further, HeNan Smart Food’s acquisition strategy presents a number of special risks to it that it would not otherwise contend with absent such strategy, including possible adverse effects on its earnings after each acquisition, diversion of management’s attention from its core business due to the special attention that a particular acquisition may require, failure to retain key acquired personnel and risks associated with unanticipated events or liabilities arising after each acquisition, some or all of which could have a material adverse effect on HeNan Smart Food’s business, financial condition and results of operations.

A general economic downturn, a recession in China or sudden disruption in business conditions may affect consumer purchases of discretionary items, including instant noodle products, which could adversely affect HeNan Smart Food’s business.

Consumer spending is generally affected by a number of factors, including general economic conditions, the level of unemployment, inflation, interest rates, energy costs, gasoline prices and consumer confidence generally, all of which are beyond HeNan Smart Food’s control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of HeNan Smart Food’s products. In addition, sudden disruptions in business conditions as a result of a terrorist attack, retaliation and the threat of further attacks or retaliation, war, adverse weather conditions and climate changes or other natural disasters, pandemic situations or large scale power outages can have a short or, sometimes, long-term impact on consumer spending. A downturn in the economy in China, including any recession or a sudden disruption of business conditions in those economies, could adversely affect HeNan Smart Food’s business, financial condition, and results of operation.

Under the EIT Law, we, Ever Smart International Limited (“Ever Smart”) and Gliston International Limited (“Gliston”) each may be classified as a “resident enterprise” of the PRC. Such classification could result in unfavorable tax consequences to us, Ever Smart, Gliston and our non-PRC security holders.

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”), which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The EIT Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures; therefore, it is unclear how the PRC tax authorities will determine tax residency based on the facts of each case.

On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. Under this notice, an overseas incorporated enterprise will be recognized as a PRC resident enterprise if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations is primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC. However, even under this new notice, it is still unclear whether PRC tax authorities would require us, Ever Smart and/or Gliston to be treated as a PRC resident enterprise.

If the PRC tax authorities determine that we, Ever Smart and/or Gliston is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we, Ever Smart and/or Gliston may be subject to enterprise income tax at a rate of 25% on our, Ever Smart’s and/or Gliston’s worldwide taxable income, as the case may be, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividends paid to us from HeNan Smart Food through Ever Smart and Gliston, assuming we, Gliston and Ever Smart are each treated as a “resident enterprise” under the EIT Law, may qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to PRC withholding tax, which generally will be imposed at a rate of 10% (or, if the Double Tax Avoidance Arrangement between Hong Kong and Mainland China applies, 5%). Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our non-PRC shareholders and on gains derived by our non-PRC security holders from transferring our securities, if such income is considered PRC-sourced income by the relevant PRC tax authorities.

If any such PRC taxes apply to a non-PRC security holder, such security holder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such security holder’s domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

ITEM 4.	INFORMATION ON OUR COMPANY

A.           History and development of the Company

Si Mei Te Food Limited (f/k/a China Discovery Acquisition Corp.) is a Cayman Islands exempted company that was incorporated on January 8, 2007 under the Companies Law of the Cayman Islands, and organized as a blank check company for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in the People’s Republic of China, or PRC. Si Mei Te’s Memorandum and Articles of Association at the time provided that it could not consummate a business combination with a business that had its principal operations outside of China.

The Company operates under The Companies Law (2007 Revision) of the Cayman Islands. The Company’s registered office is currently located at the offices of M&C Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY-1104 Cayman Islands, telephone number 345-949-8066, though the directors may change this location at any time. The Company’s principal executive office is located at No. 8., Wuzhi Xi Huafeng Industrial Zone; He Nan Province; People’s Republic of China, and its telephone number is +86 13911573595.

The Initial Public Offering

On June 26, 2007, the Company closed its initial public offering of 5,000,000 units with each unit consisting of one ordinary share and two warrants, each to purchase one ordinary share at an exercise price of $5.00 per share. On July 2, 2007, the Company consummated the closing of an additional 750,000 units that were subject to the over-allotment option. The units from the initial public offering (including the over-allotment option) were sold at an offering price of $6.00 per unit.

Simultaneously with the consummation of its initial public offering, the Company consummated the private sale of 105,000 units at a price of $6.00 per unit and 1,033,334 warrants at a price of $0.60 per insider warrant, generating total proceeds of $1,250,000. The privately purchased securities were purchased by Beatrice Hom, the Company’s chief operating officer, chief financial officer and a member of its board of directors, and Francois Shih, one of its special advisors.

Gross proceeds from the Company’s initial public offering (including from the private placement of units and warrants) were $35,750,000. the Company paid a total of $2,233,956 in underwriting discounts and commissions (after deferring $345,000) and for costs and expenses related to the offering. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to the Company from the offering were approximately $32,266,000, of which $32,123,000 was deposited into a trust account. In addition, all of the proceeds from the private sale of the units and warrants were deposited into a trust fund, for a total of $33,372,500 held in trust (or approximately $5.80 per share sold in the offering).

All of the founder shares have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until June 26, 2010 (one year after the consummation of a business combination). The founder shares may be released from escrow earlier than this date if, by June 26, 2010, it consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property.

The Acquisition

On June 26, 2009, pursuant to the terms of a stock purchase agreement, dated as of February 4, 2009, as amended (the “Purchase Agreement”), by and among HeNan Smart Food, Fenland Investments Limited (“Fenland”), Calendar Profits Limited (“Calendar”), Honest Joy Group Limited (“Honest Joy”) (Fenland, Calendar and Honey Joy each a “Seller” and collectively the “Sellers”), Mr. Wang Youli, the ultimate beneficial owner of 92% of HeNan Smart Food and 100% of Fenland, and Si Mei Te, the Company acquired all of the outstanding securities of Gliston International Limited (“Gliston”), the parent company of HeNan Smart Food, resulting in HeNan Smart Food becoming an indirect wholly owned subsidiary of the Company (the “Transaction”). The Purchase Agreement did not include the acquisition of two factories at Changchun and Chenzhou which are majority owned by, and operated by, Mr. Wang Youli using patents and trademarks owned by HeNan Smart Food (the “Wang Factories”). We are currently negotiating with Mr. Wang about fees to be paid to HeNan Smart Food for the use of patents and trademarks owned by HeNan Smart Food and used by the Wang Factories.  We will be negotiating to purchase the Wang Factories.

HeNan Smart Food is a leading producer and distributor of instant noodles in the People’s Republic of China. HeNan Smart Food commenced operations in 1991 and became a Sino-foreign joint venture in 1995. HeNan Smart Food has since grown into one of the leading brands in the instant noodle industry, especially in secondary cities, counties and rural areas in China.

Pursuant to the Purchase Agreement, at the closing of the Transaction, the Company paid 15,200,000 ordinary shares in the Company in upfront consideration, of which 3,000,000 were held back and placed in escrow. In addition, pursuant to an earn-out provision in the Purchase Agreement, the Company has agreed to issue to each Seller, pro rata, additional shares as follows: (i) 1,800,000 shares if the Company achieves net income of at least $30,000,000 for the fiscal year ending December 31, 2009; (ii) 2,500,000 shares if the Company achieves net income of at least $40,000,000 for the fiscal year ending December 31, 2010; and (iii) 2,500,000 shares if the Company achieves net income of at least $52,000,000 for the fiscal year ending December 31, 2011.

In connection with the approval of the Transaction at the Extraordinary General Meeting of Shareholders of the Company held on June 25, 2009, the Company’s shareholders also approved (i) the election of seven (7) directors to the Board of Directors of the Company, each to serve until the expiration of his or her term and until his or her successor is duly elected and qualified; (ii) an amendment to the Company’s Memorandum and Articles of Association to change the Company’s corporate name to “Si Mei Te Food Limited”; (iii) an amendment to the Company’s Memorandum and Articles of Association to increase the share capital of the Company from 26,000,000 shares to 101,00,000 shares consisting of 100,000,000 ordinary shares with a par value of $0.0001 per share and 1,000,000 shares of preferred stock with a par value of $0.0001 per share; and (iv) an amendment to the Company’s Memorandum and Articles of Association to remove certain provisions containing procedures and approvals applicable to the Company prior to the consummation of a business combination that are no longer operative due to the consummation of the acquisition.

In addition, on June 26, 2009, after the closing of the Transaction, the Company closed on its previously announced agreements to purchase 2,764,890 ordinary shares for an aggregate of  $16,202,255.40. Such shares were voted in favor of the Transaction. The Company also closed on its previously announced agreements pursuant to which certain third parties were obligated to purchase from third-party sellers and deliver to the Company an aggregate of 1,046,600 ordinary shares for  $6,244,720.73. Such shares would have been eligible for redemption pursuant to the Company’s Articles of Association had there not been an agreement to sell them to the Company.

HeNan Smart Food Corporate Development and History

HeNan Smart Food was established as a Sino-foreign equity joint venture under PRC Laws on Oct.17, 1995. Upon establishment, HeNan Smart Food had registered capital of $425,300, which was 70% owned by Jiaozuo Branch of Beijing Instant Food Company and 30% owned by Ms. Jin Weiping. Since HeNan Smart Food’s initial operation, it has engaged in the production of instant noodles.

To expand HeNan Smart Food’s business, it established the Qishan Branch of Henan Smart Food Co. Ltd. in Qishan County, Baoji City of Shaanxi Province on Sep. 11, 2002.

In 2008, Beijing Instant Food Company transferred all of its equity interests to Jiaozuo Huafeng Food Co. Ltd. and after such transfer, Jiaozuo Huafeng Food Co. Ltd. held 70% of the equity interest of HeNan Smart Food while Ms. Jin Weiping held 30% of equity interest of HeNan Smart Food. The above transfer was reflected by the business license issued by Henan Administration of Industry and Commerce on July 31, 2008.

In May 2009, Jiaozuo Huafeng Food Co. Ltd. and Ms. Jinweiping transferred their respective equity interests in HeNan Smart Food to Ever Smart International Limited, which is a limited liability company incorporated in Hong Kong.  As such, HeNan Smart Food changed to a wholly foreign owned enterprise under PRC Laws, and it is now 100% owned by Ever Smart International Limited.  EverSmart Limited is 100% controlled by Gliston International Limited.  Prior to its acquisition by us, Gliston International Limited was owned by Fenland Investments Limited (92%), which is 100% owned by Wang Youli (Si Mei Te’s Chairman, Chief Executive Officer and a director), Calendar Profits Limited (5%), which is 100% owned by Pinger Zhang, and Honest Joy Group Limited (3%), which is 100% owned by K. K. Wong. After the closing of the acquisition by Si Mei Te of HeNan Smart Food, Gliston International Limited became Si Mei Te’s wholly owned indirect subsidiary.

B.           Business Overview

Prior to its acquisition of HeNan Smart Food, Si Mei Te had no operations. HeNan Smart Food is a leading producer and distributor of instant noodles in the People’s Republic of China.  HeNan Smart Food commenced operations in 1991 and became a Sino-foreign joint venture in 1995.  Since then, HeNan Smart Food has grown into one of the leading brands in the instant noodle industry, especially in secondary cities, counties and rural areas in China.  As of December 31, 2008, HeNan Smart Food’s operations have expanded to include 26 production lines with a capacity of 2.3 billion packs of instant noodles per year. Production under HeNan Smart Food’s trademarks and patents are distributed in more than 800 counties and 22 provinces across China.  HeNan Smart Food’s business has grown significantly over the past several years.  HeNan Smart Food’s revenue over the three years ended December 31, 2008 grew at a compounded annual growth rate of approximately 27.3% from $108 million for the year ended December 31, 2006 to $175 million for the year ended December 31, 2008. HeNan Smart Food’s net income for the three years ended December 31, 2006, 2007 and 2008 was approximately $9.5 million, $12.0 million, $22.7 million, respectively.

According to Euromonitor, in the 12 months ended December 31, 2007, HeNan Smart Food was the number 5 instant noodle manufacturer in China with 4.8% of the total market value (which includes the products produced by the Wang Factories (whose production accounts for approximately 20% of that of HeNan Smart Food)).

HeNan Smart Food produces approximately 100 instant noodle products, including bowl noodles, packet noodles and snack noodles of different flavors in its production facilities. HeNan Smart Food sells instant noodle products under 7 distinct brands as follows:

• Si Yuan (思圆)	• Gou Wei (够味)	• Shi Shang (食尚)

• Si Mei Te (斯美特)	• Zi Ran Yi Pai (自然一派)

• Super Si Mei Te (超级斯美特)	• Crispy Noodle (香脆面)

HeNan Smart Food currently targets the mid-market consisting of bowl and packet instant noodles priced at approximately RMB0.8 to 1.2 per pack (wholesale prices).  HeNan Smart Food produces its instant noodle products in 26 production lines located in 2 production facilities.  HeNan Smart Food distributes its products throughout the PRC through its sales channels, including approximately 1000 distributors in 22 provinces.  HeNan Smart Food believes its extensive distribution network is an important competitive advantage and will enable it to continue to rapidly and successfully introduce new products to the market.

The instant noodle industry in the PRC is highly competitive. HeNan Smart Food’s ability to compete is, to a significant extent, dependent on its ability to distinguish its products from those of its competitors by providing high quality products at reasonable prices that appeal to consumers’ tastes and preferences.  Unlike some of HeNan Smart Food’s competitors who have diversified food and drink products, HeNan Smart Food is currently focused on instant noodle products as it believes that there is significant growth opportunity in its industry both through organic growth and through selective acquisitions.

Business Strategy

HeNan Smart Food’s goal is to leverage its strong brand recognition and expand its products to become the leading food company in the PRC. To accomplish this, HeNan Smart Food plans to employ the following strategies:

Continue to promote and develop its brand while expanding into brand management

HeNan Smart Food has built some of the leading product brands in the instant noodle industry in the PRC.  HeNan Smart Food will continue its marketing and promotional activities in order to maintain this brand leadership.  HeNan Smart Food’s brand is its key corporate asset and competitive advantage.  HeNan Smart Food will continue to enhance its product quality, tastes, and innovation in order to serve its consumers.

Expand distribution network

HeNan Smart Food has been expanding and developing its distribution network to market its products to vast areas in China, especially in the secondary cities, counties and rural areas.  As disposable income in rural areas of PRC grows, expansion into these areas enables HeNan Smart Food to reach more potential end customers and increase sales. HeNan Smart Food currently has a distribution presence in more than 800 counties in the PRC. HeNan Smart Food plans to expand its distribution reach to more counties in the next few years. There are approximately 2500 counties in China, and HeNan Smart Food plans to penetrate more of the new counties in the coming years to increase the sales of its products.  HeNan Smart Food will achieve this primarily by leveraging more on distributors who have strong local relationships.

Expand revenue by more product offerings

HeNan Smart Food’s strong brand reputation, extensive distribution network and established manufacturing capacity provide it with a solid platform to launch new products in the market. HeNan Smart Food plans to leverage this platform to launch new flavors of existing products as well as related product lines to diversify its product portfolio and reach a wider customer base.  HeNan Smart Food’s strategy with regard to its instant noodle products is to continue to improve the quality of the noodles themselves so that they more closely resemble non-instant hand-made noodles.  HeNan Smart Food believes this will make its noodles more popular and attractive to consumers.  At the same time, HeNan Smart Food will continue to produce new flavors of instant noodles through its research and development efforts. HeNan Smart Food will also explore other related products such as food sources in China with a view to potentially increase the margin of its product offerings in the future.

Grow businesses with selective acquisitions

The instant noodle industry in China is highly fragmented, and there are large number of companies that lack of the scale and distribution reach to become national marketers.  HeNan Smart Food sees significant opportunity to expand its market penetration and reach by acquiring some of the smaller local instant noodle companies.  HeNan Smart Food would create value to the acquired companies by adding its brand name, management expertise, distribution and ability to secure raw materials at low costs.  HeNan Smart Food believes that there is significant growth in instant noodle consumption in China for years to come.

Industry Overview

The PRC is experiencing increasing urbanization as a result of its rapid growth in its economy. The population in large urban cities has increased with the influx of people from rural and less developed areas. In the 10 years from 1997 to 2006, the total number of urban population increased by 181 million (representing a compound annual growth rate of 4.3%) while population in rural areas decreased by 97 million (representing a compound annual growth rate of -1.4%). The following table sets forth the percentage of the PRC’s total population represented by urban and rural citizens in the years indicated.

Competitive Strengths

HeNan Smart Food believes its position as a leading producer and distributor of instant noodles in the People’s Republic of China is due to the following competitive advantages:

Strong brand presence and scale.

According to Euromonitor, in the year ended December 31, 2007, HeNan Smart Food was the number 5 manufacturer of instant noodles in China, with a market share of approximately 4.8% (which includes the products produced by the Wang Factories (whose production accounts for approximately 20% of that of HeNan Smart Food)). Over the course of 17 years of operations, HeNan Smart Food has developed the “Si Mei Te” (“斯美特”) brand into one of the best known instant noodle brands in China.  HeNan Smart Food markets its instant noodle products under 7 distinct brands. Several of these brand names have themselves also become leading brands in the segments in which they are used. For example, HeNan Smart Food’s “Si Yuan” (“思圆”) brand is the leading brand of instant noodles in China’s secondary cities, counties and rural areas, in the segment of middle market.  HeNan Smart Food believes its ability to launch and manage different brands for its products allows it to target different segments of its market and to capture the changing tastes of PRC consumers.

HeNan Smart Food believes the scale of its operations also provides it with significant bargaining power with raw material suppliers, retailers and distributors, allowing it to obtain a steady supply of raw materials at a competitive price and to obtain sufficient and more visible shelf space in retail outlets. HeNan Smart Food believes it established brand names and presence throughout the country provides it with a solid platform from which to introduce new products and new brands and to further increase its market share. HeNan Smart Food’s market position, the strength of its current brands and its experience in developing several different successful brands in the PRC also make it an attractive business partner, providing it with the opportunity to enter into strategic alliances with other leading international and PRC food and beverage companies to expand the scope of its business.

Extensive distribution infrastructure and network.

HeNan Smart Food has established relationships with distributors throughout the PRC. HeNan Smart Food’s extensive distribution network has been an important factor to its success. With China’s strong economic growth, new markets for HeNan Smart Food’s products are developing rapidly. In response to changes in retail and distribution models in the PRC, HeNan Smart Food has continually adapted and improved its distribution network.

HeNan Smart Food believes that establishing and maintaining close relationships with a large number of distributors operating within traditional distribution channels is particularly important in the PRC as such channels are prevalent in rural areas, where there is significant potential to expand HeNan Smart Food’s customer base. HeNan Smart Food believes the strength and depth of its traditional distribution network provides it with the ability to roll out new products and brands efficiently and effectively. As of March 31, 2009, HeNan Smart Food had over 1000 distributors covering more than 800 counties in 22 provinces in China.  HeNan Smart Food believes its network also represents a significant barrier to entry for other domestic and international brands looking to compete with it on a national scale.

Superior product quality and safety standards

HeNan Smart Food endeavors to ensure the highest safety quality of its products in all aspects.  In order to maintain consistently high safety standards, HeNan Smart Food has adopted stricter safety standard than what is required by the government regulations or guidelines.  Below table shows that HeNan Smart Food’s internal standard is generally higher than the industry standards published by the government:

	Items	National Standards (GB)	Industry Standards (LS/T)	Smart’s Internal Control Standards
Physical &	Water/ ( g/100 ) ≤
		8.0	8.0	4.0
Chemical	Acid ( in terms of fat ) ( KOH ) / ( mg/g ) ≤
		1.8	1.8	1.2

Indicators	Peroxide (in terms of fat ) ( g/100g ) ≤
		0.25	0.2	0.125
	Fat % ≤
		24.0	24.0	24.0
	Iodine Colority ( LOD ) ≥
		1.0	1.0	1.0
	Sodium Chloride % ≤	2.5	2.5	2.5

Microbial	Bacteria ( cfu/g ) ≤	1000	1000	1000
Indicators	E. Coli / ( MPN/100g ) ≤	30	30	30
	Pathogens (Salmonella, Staphylococcus Aureus, Shigella)	Not Detected	Not Detected	Not Detected

Strong, market-oriented research and development capabilities

The ability to improve HeNan Smart Food’s existing products and develop new products in a timely manner to cater to the changing tastes of consumers is central to HeNan Smart Food’s success. HeNan Smart Food believes that as the average disposable income per capita in the PRC rises, consumer tastes will become more sophisticated and PRC consumers will seek a greater variety of products. The ability to develop food products targeting specific consumer segments will become increasingly important. HeNan Smart Food has a dedicated central research and development center in Henan.

Strong management team with extensive experience and capabilities

HeNan Smart Food’s senior management team has extensive experience in the food and beverage business as well as a comprehensive understanding of local market conditions and practices. HeNan Smart Food is able to achieve this balance of local knowledge and industry expertise by fully utilizing the various sources of talent available to it.  Some of HeNan Smart Food’s executives have worked at other leading food and beverage companies such as Master Kang, Uni-President, Hua Long and others.  HeNan Smart Food’s management teams have built up significant local market know-how and expertise, including a deep understanding of local consumers’ tastes and preferences, and strong relationships with local distribution channels.  HeNan Smart Food’s management teams have first hand experience and ability in growing its business from a small base into a leading producer and distributor of instant noodles in the People’s Republic of China and building a name brand across China.  HeNan Smart Food is proud of its past achievement, and intends to leverage its team’s experience to expand its businesses in the future.

Products

HeNan Smart Food began producing and selling instant noodles in the PRC in 1991.  HeNan Smart Food produces over 100 types of instant noodle products under 7 distinctive brand names, targeting different segments of the instant noodle market.  HeNan Smart Food’s branding strategy is key to its product development and differentiation and it has launched its products around several key brands.  HeNan Smart Food packages and sells instant noodles in plastic packets, cups and bowls. HeNan Smart Food’s packet instant noodles typically contain a single serving of between 75 and 115 grams of noodles along with seasoning powder and/or sauce and are sold at prices ranging from RMB0.5 to over RMB2.0 per packet, depending on the target market of the particular brand. HeNan Smart Food’s cup and bowl instant noodles are sold in cups and bowls made out of paper and/or polypropylene, and include a plastic fork, and a single serving of between 80 and 120 grams of noodles along with seasoning powder and sauce. Our products, although sold at varying prices, typically are concentrated on the middle markets, which have whole sales prices at RMB0.8 – 1.0 per pack, and these products are typically sold at a suggested retail price of approximately RMB1.0 – 1.2 per pack.  HeNan Smart Food’s bowl instant noodles are typically sold at whole sale price of RMB2.0 – 2.5 per pack, and a suggested retail price of RMB2.8 - 3.5 per serving depending on brand and target market.

HeNan Smart Food has a strong presence in the middle market consisting of instant noodles priced at approximately RMB1.2 retail price. HeNan Smart Food expects this segment to continue to grow.

The following table contains additional information about some of our major product offerings:

Raw Materials and Suppliers

The principal raw materials HeNan Smart Food uses in the production of instant noodles include flour, palm oil, dehydrated vegetables, and various flavorings and spices.  In addition, packaging materials also represent a key production cost.  Overall, raw materials and consumables used typically accounted for approximately 48% of HeNan Smart Food’s revenue. In addition, packaging materials, such as carton boxes, polypropylene and paper-based cups/bowls are significant components in the production cost of HeNan Smart Food’s instant noodle products and constituted typically approximately 13% of its revenue.

Most raw materials for HeNan Smart Food’s products are sourced centrally by its Henan headquarters. HeNan Smart Food centrally sources its raw materials in order to increase its negotiation leverage with suppliers. Certain raw materials are sourced locally from suppliers located near HeNan Smart Food’s various production facilities. HeNan Smart Food purchases flour, which is used in making its instant noodle products, from Henan province which is the largest wheat producing province in China, and has the best quality of wheat.

Most of the principal raw materials used in the manufacture of HeNan Smart Food’s products are commodities, and accordingly, prices of its principal raw materials fluctuate. HeNan Smart Food monitors supply and cost trends of these raw materials and take appropriate action to obtain the ingredients it needs for production. Over the three years ended December 31, 2006, 2007 and 2008, costs of several of HeNan Smart Food’s major raw materials particularly the palm oil fluctuated dramatically.  While HeNan Smart Food expects prices of its raw materials to fluctuate, it believes there is generally an adequate supply of these raw materials and they can be obtained from numerous suppliers.

For flour materials, HeNan Smart Food typically buys during the harvest season, when the prices are at relative low levels, and it stores the wheat in its own storage for later use.  For palm oil, HeNan Smart Food generally enters into monthly purchase contracts with suppliers and places orders with them according to its needs throughout the year.  HeNan Smart Food currently has 4 suppliers of palm oil.  HeNan Smart Food’s  policy is to generally source each raw material from at least two different suppliers. HeNan Smart Food does not engage in any hedging activities in relation to commodity prices.

HeNan Smart Food chooses suppliers on the basis of quality, price and level of service provided. The ability to satisfy HeNan Smart Food’s quality standards is always the top priority.

HeNan Smart Food has an assessment team made up of employees from various departments, including its research and development center, its technical department and the relevant business department which assesses the quality of the materials supplied by potential suppliers. Such assessment usually involves inspection of qualification certificates, on-site inspection of the production process and surrounding environment, and determination of level of technical sophistication. HeNan Smart Food only appoints suppliers who can satisfy all its internal criteria. HeNan Smart Food continues to monitor the quality of raw materials provided by all its suppliers. Quality control personnel at each of its manufacturing facilities conduct testing of raw materials upon each delivery to ensure compliance with quality standards.

HeNan Smart Food sources all of its flour within Henan province of China, and its palm oil is principally sourced from Malaysia.  Currently, the packaging materials used for HeNan Smart Food’s instant noodle products are supplied by an independent third party and HeNan Smart Food makes packaging boxes with its own factory.

For the year ended December 31, 2008 HeNan Smart Food’s top five largest suppliers accounted for 43.3% of its total cost of sales.   Payment is generally made by way of cash remittance after HeNan Smart Food takes the delivery, and a credit period of 7 - 8 days is generally granted by its suppliers.

Production Process

The diagram below illustrates the production process for our instant noodle products:

Quality Control

HeNan Smart Food monitors the quality of its raw materials and products at each stage of the procurement and production processes. Quality assurance is always HeNan Smart Food’s top priority when evaluating potential and current suppliers. HeNan Smart Food currently has 59 staff in the quality control department, and it conducts quality assessment on all potential suppliers before selecting them as its supplier, and monitors the quality of raw materials supplied on an on-going basis.  HeNan Smart Food has formulated and implemented standard operating procedures with respect to every stage of the production process to regulate and standardize the conduct of its production staff.  Final products are sample tested prior to delivery to HeNan Smart Food’s customers to ensure that both internal and PRC quality standards have been met.  Customer feedback is collected, processed and provided to relevant departments for their analysis with a view to improving and resolving any deficiency promptly so as to enhance customer satisfaction. HeNan Smart Food has also formulated internal guidelines on sales returns. Quality control, production and business departments jointly review and analyze customers’ complaints, keep a record of how the complaints have been handled, and compile, file and promptly pass such record to the responsible department in question so that the department can understand relevant issues, carry out a review and make improvements. HeNan Smart Food has been awarded ISO 9001: 2000 with respect to all of its operating facilities. HeNan Smart Food is in compliance with product safety and hygiene laws and regulations in the PRC and has not encountered any significant product liability claims or product safety or hygiene complaints in the past.

Marketing, Sales and Distribution

Marketing and Branding Strategy

HeNan Smart Food engages in a variety of marketing activities including advertising on commercial and satellite television, radio and other media, outdoor advertising on billboards, buses and bus stops, and various promotional activities including consumer promotions such as sales and discounts, sponsorship of public events, free taste samples at designated sales locations and use of sponsors and spokespersons to promote brand awareness.   For the three years ended December 31, 2006, 2007 and 2008 total promotion and advertising expenses were approximately RMB14.2 million, RMB15.2 million, and RMB20.8 million, respectively. Branding activities constitute an important part of HeNan Smart Food’s marketing efforts. As HeNan Smart Food’s products are sold under distinctly different product brands to target specific demographics and consumer segments, HeNan Smart Food has different marketing teams developing and adopting different strategies for each product brand.

Distribution Network

The establishment and maintenance of an extensive distribution network are crucial to the profitability and growth of HeNan Smart Food’s business and to the swift and effective distribution of new products.  HeNan Smart Food’s distribution network covers more than 800 counties in 22 provinces across China.  HeNan Smart Food’s distribution network consists of various traditional and modern distribution channels located throughout the PRC and special distribution channels.

Traditional distribution channels include small stalls, grocery and general merchandise stores. Such small, local distribution points make up most of the distribution points in China and are particularly prevalent in second and third tier cities and less developed areas of the PRC. HeNan Smart Food believes most of its product sales are made through traditional distribution channels.

Modern distribution channels include supermarkets, hypermarkets and convenience stores.  Modern distribution channels have become an increasingly popular means of distribution as urbanization increases across the PRC.   HeNan Smart Food believes its sales through modern distribution channels are relatively small, due to the fact that it is more focused on the middle markets in secondary cities and counties.

Most of HeNan Smart Food’s sales are made through independent third party distributors. HeNan Smart Food has been making use of its relationship with distributors to develop its distribution network. In certain cases, HeNan Smart Food’s sales personnel also work alongside with its distributors in servicing its end customers. HeNan Smart Food’s distributors typically have strong local connections and are familiar with the local market in which they operate. HeNan Smart Food intends to continue to rely on its distributors whenever it is able to do so and therefore it will introduce its end customers to them when it believes it is more efficient for its distributors to deal with them so that HeNan Smart Food can focus on developing new customers and markets and promoting new products.

HeNan Smart Food’s sales and marketing department is based in Henan headquarters and it is divided into 9 regions, with each region being responsible for the sales and marketing of HeNan Smart Food’s products in that particular region.  Most of HeNan Smart Food’s sales managers and staff make frequent visits to distributors which provide constant feedback about the market trends and customer opinions on HeNan Smart Food’s products.  As of March 31, 2009, HeNan Smart Food’s sales team comprised more than 600 staff personnel dealing with the distribution of its instant noodle products.

HeNan Smart Food believes that its strategy of building a traditional distribution network in rural areas throughout the PRC in addition to modern distribution channels allows it to enjoy a wide distribution coverage for its products, giving HeNan Smart Food a broader potential market than some of its competitors. HeNan Smart Food believes that it can further strengthen its market position and expand the market shares of its various products by building stronger distribution networks to cover more regions and areas in the PRC.

HeNan Smart Food’s distributors purchase its products as principals. Cash payment is typically made prior to shipment. Such sales are final and not conditional upon the purchasers re-selling HeNan Smart Food’s products to end consumers. As such, HeNan Smart Food generally books sales when these purchasers take receipt of its products and such purchasers, and not end consumers, effectively constitute HeNan Smart Food’s direct customers. HeNan Smart Food typically bears the cost of transporting its products to distributors within 500 kilometers and it charges certain transportation fees beyond 500 kilometers.   All of HeNan Smart Food’s sales contracts are entered into with its head office.  HeNan Smart Food’s customer base is diverse. For the year ended December 31, 2008, HeNan Smart Food’s top five customers accounted for 6.52% of its total sales revenue.

Capital Expenditures

HeNan Smart Food’s capital expenditures are principally comprised of purchases of property, plant and equipment in connection with its existing and expanding production facilities and building new production facilities for its instant noodle products. For the three years ended December 31, 2006, 2007, and 2008, the total cash outflow of principal capital expenditures over total assets are 11.1%, 6.0%, and 5.6%, respectively. The Company intends to use cash from operations and funds raised in financings for any material capital expenditures.

Research and Product Development

Developing new products in a timely manner to cater to the tastes of local customers is a key component of HeNan Smart Food sales strategy.

HeNan Smart Food has a dedicated research and development team which is situated in Henan.  As of March 31, 2009, there were 16 personnel working at our R&D department.  Such personnel are organized into separate product development divisions, focusing on new flavor/product development and technical know-how research and development. In addition to new product/flavor development and technological development, HeNan Smart Food’s R&D department also participates in quality control and studies ways to reduce production costs of its existing instant noodle products.

The business department formulating a new idea or requiring a new product to be developed will work closely with the R&D department and the new product will be given to independent market researchers who will gather further public opinion through taste tests and consumer interviews. HeNan Smart Food takes into account external market research, its estimated costs of production and its expected profit margin and finalize the recipe, packaging and design of such products. HeNan Smart Food typically tests the market of a product in various regions. If the product proves successful, HeNan Smart Food will then launch it nationally.  The whole product development process, from submission of an idea to product launch, typically takes between 2 and 3 months.

Facilities and Production

As of March 31, 2009, HeNan Smart Food owned 2 parcels of land located at North of Xiwu Road and South of Xiwu Road, respectively, Xihuafeng Village, Xitao Town, with an aggregate site area of approximately 131,960.51 square meters for industrial use.  HeNan Smart Food also owned 38 buildings or units, located at Xitao Town, Wuzhi County of HeNan Province.  HeNan Smart Food has legally obtained the state-owned land use rights certificates for the aforementioned 2 parcels of land. HeNan Smart Food has obtained the building ownership certificates for the above 38 buildings or units.

HeNan Smart Food produces its instant noodle products in 2 manufacturing facilities located in Wu Zhi, Henan Province, and Qi Shan, Shaanxi Province, respectively. In addition, occasionally HeNan Smart Food also outsources a portion of its production through arrangements with a number of manufacturing partners to produce its instant noodle products.

HeNan Smart Food operates 26 production lines producing instant noodle products. HeNan Smart Food’s total annual designed production capacity is currently approximately 2.3 billion packs of instant noodle products. The annual designed capacity is calculated based on HeNan Smart Food’s production facilities operating two shifts, 16 hours a day and 300 days per year.  HeNan Smart Food plans to expand its new instant noodle production facility in the future either by building its own production lines or by selective acquisitions.

HeNan Smart Food maintains various insurance policies to cover its production facilities and other principal fixed assets including its inventory.

Environmental Matters

HeNan Smart Food’s business discharges little waste materials and therefore is very environmental friendly.  HeNan Smart Food monitors and ensures its business to be in compliance with all statutory regulations and its internal standards relating to environmental protection. HeNan Smart Food believes it is in compliance with applicable environmental regulations in the PRC in all material respects.  And the costs associated with environmental compliance has been immaterial.

Competition

The following table indicates the market size of the instant noodle market in China from 2003 to 2008:
	Year 2003	Year 2004	Year 2005	Year 2006	Year 2007	Year 2008
Sales of Instant Noodles by Volume ('000 Tonnes)	2,410.4	2,675.2	2,970.4	3,270.4	3,380.5	3,489.0
Sales of Instant Noodles by Value (RMB Million)	34,865.1	38,677.0	42,804.8	47,449.8	54,328.5	59,034.1

Source: Noodles in China by Euromonitor International in February 2009

The instant noodle market in China is fragmented with various regional and local manufacturers. Consumers in this market are highly price-sensitive and therefore manufacturers have in the past primarily competed on price or sometimes by increasing the serving size while maintaining the same price levels. The market has witnessed consolidation over the past several years.

Noodles Company Shares (% Retail Value)

	Year 2003	Year 2004	Year 2005	Year 2006	Year 2007
Ting Hsin Int'l Group	24.9	24.9	24.8	24.2	26.1
Hebei Hua Long Food Co. Ltd.	10.0	12.1	13.3	15.1	14.8
Uni-President China Holdings Ltd.					6.7
Baixiang Food Group	5.6	5.5	5.7	5.7	5.6
Henan Si Mei Te Food Co. Ltd.*	4.6	4.5	4.4	4.9	4.8
Hebei Zhongwang Food Group Ltd.	3.8	4.0	3.9	3.9	3.8
Guangdong Jinfeng Enterprises Co. Ltd.	3.7	3.7	3.6	3.5	3.4
Henan Nanjiecun Group Ltd.	2.9	2.8	2.6	2.7	2.6

Source: Noodles in China by Euromonitor International in February 2009

*	Includes the Wang Factories.
In 2007, the top five instant noodle manufacturers together accounted for 58.0% of the total market, with the top three manufacturers accounting for 47.6% market share.  In 2007, HeNan Smart Food had 4.8% of the total instant noodle market making HeNan Smart Food the 5th largest manufacturer of instant noodle products (which includes the products produced by the Wang Factories (whose production accounts for approximately 20% of that of HeNan Smart Food)).

Noodles Brand Shares (% Retail Value)
Brand	Company	Year 2004	Year 2005	Year 2006	Year 2007
Master Kong	Ting Hsin Int'l Group	24.9	24.8	24.2	26.1
Hua Long	Hebei Hua Long Food Co. Ltd.	8.1	8.5	9.4	9.1
Jinmailang	Hebei Hua Long Food Co. Ltd.	3.9	4.7	5.6	5.6
Hao Hao Chi	Baixiang Food Group	5.5	5.7	5.7	5.6
Si Mei Te*	Henan Si Mei Te Food Co. Ltd.	4.5	4.4	4.9	4.8
San Tai Zi	Hebei Zhongwang Food Group Ltd.	4.0	3.9	3.9	3.8
President	Uni-President China Holdings Ltd.				3.6
Jinfeng	Guangdong Jinfeng Enterprises Co. Ltd.	3.7	3.6	3.5	3.4
Hao Jin Dao	Uni-President China Holdings Ltd.				2.9
Han Jielun	Henan Nanjiecum	2.8	2.6	2.7	2.6

Source: Noodles in China by Euromonitor International in February 2009

*	Includes the Wang Factories.

In 2007, the top five instant noodle brands together accounted for 51.2% of the total market, with the top three brands accounting for 40.8% of the total market share.  In 2007, HeNan Smart Food’s Si Mei Te had 4.8% of the total instant noodle market making Si Mei Te the 5th largest brand of instant noodle products (which includes the products produced by the Wang Factories (whose production accounts for approximately 20% of that of HeNan Smart Food)).

According to Euromonitor’s observation and analysis, there was a significant price hike for noodles, especially instant noodles, in 2007 and 2008.  The main raw material such as vegetable and seed oil and flour saw prices rise significantly in 2007 and 2008, which directly increased the production cost of noodles.  According to the National Bureau of Statistics of China, the price of oil increased by 18% in the first quarter of 2008 compared to the same period in 2007.  In order to absorb the cost increase, almost all leading instant noodles brands increased prices in mid-2007.

HeNan Smart Food faces significant competition in the instant noodle markets in the China. It competes against several major Chinese instant noodle manufacturers. In addition, there are numerous smaller manufacturers of instant noodles.  Competition for instant noodles in the China is primarily on the bases of price, brand recognition and taste.

Trademarks and Intellectual Property

As of March 31, 2009, HeNan Smart Food had registered 26 patents in the PRC, and had another 15 patents under application.  HeNan Smart Food also had 22 registered trademarks, with another 88 under applications.

Employees

As of March 31, 2009, HeNan Smart Food employed approximately 3,800 employees. All of them were located in the 26 production lines and our corporate office located in two manufacturing facilities in Wu Zhi, Henan province, and Qi Shan, Shaanxi province. These employees include approximately 3,000 employees involved in HeNan Smart Food’s manufacturing activities, 600 involved in sales and marketing and 200 in management and administrative activities. HeNan Smart Food believes is has maintained good relationships with its employees and no major disputes have incurred since its inception.

Occupational Health and Safety

In order to ensure that HeNan Smart Food provides its employees with a safe working environment, HeNan Smart Food has adopted certain management rules on production safety based on the safety laws and regulations of the PRC. It is mandatory for all of HeNan Smart Food’s employees to abide by these safety rules.  HeNan Smart Food provides safety education to its employees and has established safety standards in connection with matters such as purchasing, installing and operating new equipment, as well as for each stage of the manufacturing process. In addition, each of HeNan Smart Food’s production plants has established a safety and hygiene department responsible for supervising the labor, hygiene and safety conditions in its production process, and monitoring compliance with statutory regulations and its established standards relating to production safety. HeNan Smart Food also requires its production staff to go through annual medical check-ups to ensure the safety of its products.

Seasonality

HeNan Smart Food experiences seasonal fluctuations in demand for its instant noodle products, with demand for its instant noodle products generally higher during the cold weather of autumn and winter. The seasonal nature of HeNan Smart Food’s products causes its production lines to operate at near full capacity during certain times of the year and at significantly less than full capacity at others. The utilization rates for the instant noodle production lines will be lower during the second and third quarters of each year.  HeNan Smart Food’s average utilization rate for the year ended December 31, 2008 was approximately 80% of the maximum capacity.

Governmental Regulations

HeNan Smart Food’s businesses in the PRC are primarily subject to supervision and administration of the following PRC government authorities:

•	The Ministry of Health (“MOH”) and its local counterparts are responsible for supervision and control of food hygiene throughout PRC.

•
The General Administration of Quality Supervision, Inspection and Quarantine (“GAQSIQ”) and its counterparts are responsible for the supervision and administration of quality safety of food manufacturing and processing in PRC.

Regulations on the Industry of Food Production and Sale in China

Regulations on Food Safety. Food Safety Law of the People's Republic of China (“Food Safety Law”) (中华人民共和国食品安全法) has come into force on June 1, 2009 and is the principal law governing food safety through food production, processing and sale in the PRC. Anyone engaging in food production processing or sale is subject to the Food Safety Law which sets out the monitoring and assessment of food safety risks, standards for food safety, food production, trading and inspection, food import and export, disposal of food safety accidents and the legal liabilities for violating the provisions stipulated therein. According to the Food Safety Law, to engage in food production, food circulation, and catering services, the food production license, food circulation license, and catering service license shall be obtained and Food producers who have obtained food production license do not need to obtain food circulation license for selling the food produced by them at their production place.

Regulations on Production license. In accordance with the Regulation of the PRC on Production Licenses for Industrial Products (中华人民共和国工业产品生产许可证管理条例), which was promulgated by the State Council on July 9, 2005, the PRC implements a system of production licensing over enterprises manufacturing certain important industrial products and the catalogue of such important industrial products is formulated by GAQSIQ in cooperation with other relevant governmental authorities.  According to the Regulation of the PRC on Production Licenses for Industrial Products and its implementing measures, no enterprise is permitted to manufacture products listed in the catalogue of important industrial products unless the production license is obtained from the GAQSIQ or its local counterparts.

Regulations on Environment Protection

The major environmental regulations applicable to HeNan Smart Food include the Environmental Protection Law of the PRC (中华人民共和国环境保护法), Law of the PRC on the Prevention and Control of Water Pollution (中华人民共和国水污染防治法), Law of the PRC on the Prevention and Control of Atmospheric Pollution (中华人民共和国大气污染防治法), Law of the PRC on the Prevention and Control of Pollution From Environmental Noise (中华人民共和国环境噪声污染防治法), Law of the PRC on the Prevention and Control of Environmental Pollution by Solid Waste (中华人民共和国固体废物污染环境防治法). These laws and regulations govern a broad range of environmental matters, including air pollution, noise emissions and water and waste discharge.

According to these environmental laws and regulations, all business operations that may cause environmental pollution and other public hazards are required to incorporate environmental protection measures into their plans and establish a reliable system for environmental protection. These operations must adopt effective measures to prevent and control pollution levels and harm caused to the environment in the form of waste gas, waste water and solid waste, dust, malodorous gas, radioactive substances, noise, vibration and electromagnetic radiation generated in the course of production, construction or other activities.

Enterprises are also required to carry out an environment impact assessment before commencing construction of production facilities and install pollution disposal facilities which should meet the relevant environmental standards and to dispose pollutants before discharge.

Government Regulations Relating to Foreign Exchange Controls

The principal regulation governing foreign exchange in the PRC is the Foreign Currency Administration Rules (2008), as amended. Under the aforesaid rules, the Renminbi, the PRCs currency, is freely convertible for trade and service related foreign exchange transactions (such as normal purchases and sales of goods and services from providers in foreign countries), but not for direct investment, loan or investment in securities outside of China unless the prior approval of the State Administration for Foreign Exchange, or SAFE, of the PRC is obtained. Foreign investment enterprises, or FIEs, are required to apply to the SAFE for Foreign Exchange Registration Certificates for FIEs.  Si Mei Te is a FIE as a result of its aquisition of HeNan Smart Food. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a current account and capital account. Currency translation within the scope of the current account, such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. Such transactions are subject to the consent of investment banks which are authorized by the SAFE to review current account currency transactions. However, conversion of currency in the capital account, including capital items such as direct investment, loans and securities, still require approval of the SAFE. This prior approval may delay or impair the combined company’s ability to operate following the proposed acquisition. On November 21, 2005, the SAFE issued Circular No. 75 on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles. Circular No. 75 confirms that the use of offshore special purpose vehicles as holding companies for PRC investments are permitted, but proper foreign exchange registration applications are required to be reviewed and accepted by the SAFE or its local counterparts.

Government Regulations Relating to Taxation

Income Tax. Prior to January 1, 2008, the standard enterprise income tax rate was 33%, which consisted of a 30% national income tax and a 3% local surcharge, for a company’s domestic and overseas incomes.

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”), which become effective on January 1, 2008. Under the EIT Law, PRC companies are subject to a uniform income tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law. Preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government. According to the EIT Law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Nevertheless, there can be no assurances that any particular company will continue to qualify as a high-technology company supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the EIT Law, a company’s effective tax rate may increase, unless it is otherwise eligible for preferential treatment.

Additionally, under the EIT Law, an income tax rate for dividends payable to non-PRC investors and derived from sources within the PRC may be increased to 20%. It is currently unclear in what circumstances a source will be considered as located within the PRC.

The EIT Law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific applications of various provisions unclear and unspecified. Any increase in the combined company’s tax rate in the future could have a material adverse effect on its financial conditions and results of operations.

Value-added Tax. Pursuant to the Provisional Regulation on Value-Added Tax of PRC (中华人民共和国增值税暂行条例) and its implementing rule, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in the PRC are generally required to pay value-added tax at a rate of 17% of the gross sales proceeds received less any deductible value-added tax already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled to a total or partial refund of value-added tax that it has already paid or borne. The imported raw materials that are used for manufacturing export products and are deposited in the warehouses of free trade zone are exempt from import value-added tax.

Regulation of Dividend Distribution

Dividend Distribution.   The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

•	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

Periodic Reporting and Audited Financial Statements

Si Mei Te has registered its securities under the Securities Exchange Act of 1934 and has reporting obligations, including the requirement to file annual reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, Si Mei Te’s annual report contains financial statements audited and reported on by Si Mei Te’s independent registered public accounting firm.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements. In addition, we will not be required under the Exchange Act to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Legal Proceedings

Si Mei Te is not currently a party to any pending legal proceeding. Historically HeNan Smart Food has not been involved in any lawsuits, or material disputes that led to legal actions with third parties.  Currently HeNan Smart Food is not engaged in any litigation or arbitration proceedings or aware of any such proceedings pending or threatened against it or any of its Directors that could have a material adverse effect on its financial condition or results of operation.

C.           Organizational structure.

As of December 31, 2008, we did not have any subsidiaries, and were not part of a group.  On June 26, 2009, we acquired all of the securities of Gliston International Limited, the parent company of HeNan Smart Food, through a share exchange whereby HeNan Smart Food became our wholly owned indirect subsidiary.

The following chart represents our significant subsidiaries, and each company’s country of incorporation:

Each arrow represents 100% ownership and possession of voting rights.

D.           Property, plants and equipment.

Prior to its acquisition of HeNan Smart Food, Si Mei Te had no operations. From June 18, 2007 through June 26, 2009, Si Mei Te leased office space and certain general and administrative services from Voxa, Inc., an affiliate of Beatrice Hom, the Company’s previous chief operating officer, chief financial officer and a previous member of its board of directors, for a fee of $7,500 per month.

HeNan Smart Food is a leading producer and distributor of instant noodles in the People’s Republic of China.  HeNan Smart Food commenced operations in 1991 and became a Sino-foreign joint venture in 1995.  Since then, HeNan Smart Food has grown into one of the leading brands in the instant noodle industry, especially in secondary cities, counties and rural areas in China.  As of December 31, 2008, HeNan Smart Food’s operations have expanded to include 26 production lines with a capacity of 2.3 billion packs of instant noodles per year.  Production under HeNan Smart Food’s trademarks and patents are distributed in more than 800 counties and 22 provinces across China.  HeNan Smart Food’s business has grown significantly over the past several years.  HeNan Smart Food’s revenue over the three years ended December 31, 2008 grew at a compounded annual growth rate of approximately 27.3% from $108 million for the year ended December 31, 2006 to $175 million for the year ended December 31, 2008. HeNan Smart Food’s net income for the three years ended December 31, 2006, 2007 and 2008 was approximately $9.5 million, $12.0 million, $22.7 million, respectively.

According to Euromonitor, in the 12 months ended December 31, 2007, HeNan Smart Food was the number 5 instant noodle manufacturer in China with 4.8% of the total market value (which includes the products produced by the Wang Factories (whose production accounts for approximately 20% of that of HeNan Smart Food)).

HeNan Smart Food produces approximately 100 instant noodle products, including bowl noodles, packet noodles and snack noodles of different flavors in its production facilities. HeNan Smart Food sells instant noodle products under 7 distinct brands as follows:

• Si Yuan (思圆)	• Gou Wei (够味)	• Shi Shang ( 食尚)

• Si Mei Te (斯美特)	• Zi Ran Yi Pai ( 自然一派)

• Super Si Mei Te (超级斯美特)	• Crispy Noodle (香脆面)

HeNan Smart Food currently targets the mid-market consisting of bowl and packet instant noodles priced at approximately RMB0.8 to 1.2 per pack (wholesale prices).  HeNan Smart Food produces its instant noodle products in 26 production lines located in 2 production facilities.  HeNan Smart Food distributes its products throughout the PRC through its sales channels, including approximately 1000 distributors in 22 provinces.  HeNan Smart Food believes its extensive distribution network is an important competitive advantage and will enable it to continue to rapidly and successfully introduce new products to the market.

The instant noodle industry in the PRC is highly competitive. HeNan Smart Food’s ability to compete is, to a significant extent, dependent on its ability to distinguish its products from those of its competitors by providing high quality products at reasonable prices that appeal to consumers’ tastes and preferences.  Unlike some of HeNan Smart Food’s competitors who have diversified food and drink products, HeNan Smart Food is currently focused on instant noodle products as it believes that there is significant growth opportunity in its industry both through organic growth and through selective acquisitions.

As of March 31, 2009, HeNan Smart Food owned 2 parcels of land with an aggregate site area of approximately 131,960.51 square meters for industrial use.  HeNan Smart Food also owned 38 buildings or units.  HeNan Smart Food has legally obtained the state-owned land use rights certificates for the aforementioned 2 parcels of land. HeNan Smart Food has obtained the building ownership certificates for the above 38 buildings or units.

HeNan Smart Food produces its instant noodle products in 2 manufacturing facilities located at Wu Zhi, Henan province, and Qi Shan, Shaanxi province. In addition, occasionally HeNan Smart Food also outsources a portion of its production through arrangements with a number of manufacturing partners to produce its instant noodle products.

HeNan Smart Food operates 26 production lines producing instant noodle products. HeNan Smart Food’s total annual designed production capacity is currently approximately 2.3 billion packs of instant noodle products. The annual designed capacity is calculated based on HeNan Smart Food’s production facilities operating two shifts, 16 hours a day and 300 days per year.  HeNan Smart Food plans to expand its new instant noodle production facility in the future either by building its own production lines or by selective acquisitions.

HeNan Smart Food maintains various insurance policies to cover its production facilities and other principal fixed assets including its inventory.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Si Mei Te Food Limited (f/k/a China Discovery Acquisition Corp.) is a Cayman Islands exempted company that was incorporated on January 8, 2007, and organized as a blank check company for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in the People’s Republic of China, or PRC. Si Mei Te’s Memorandum and Articles of Association at the time provided that it could not consummate a business combination with a business that had its principal operations outside of China.  To avoid being required to liquidate, as provided in its constitutional documents, Si Mei Te needed, by June 26, 2009, to consummate a business combination. Under its constitutional documents as previously in effect, if Si Mei Te did not acquire at least majority control of a target business by June 26, 2009, Si Mei Te would have gone into voluntary liquidation and distributed to its public shareholders the amount in the trust account plus any remaining net assets as part of the liquidation process.

On June 26, 2009, pursuant to the terms of a stock purchase agreement, dated as of February 4, 2009, as amended, Si Mei Te acquired all of the outstanding securities of the parent company of HeNan Smart Food, as a result of which HeNan Smart Food became the wholly owned indirect subsidiary of Si Mei Te.

HeNan Smart Food is a leading producer and distributor of instant noodles in the People’s Republic of China.  HeNan Smart Food commenced operations in 1991 and became a Sino-foreign joint venture in 1995.  Since then, HeNan Smart Food has grown into a leading instant noodle brand, especially in secondary cities, countries and rural areas in China.  As of December 31, 2008, HeNan Smart Food’s operations have expanded to include 26 production lines with capacity of 2.3 billion packs of instant noodles.  Production under HeNan Smart Food’s trademarks and patents are distributed in more than 800 counties and 22 provinces across China.  HeNan Smart Food’s business has grown significantly over the past several years.  HeNan Smart Food’s revenue over the three years ended December 31, 2008 grew at a compounded annual growth rate of 27.3% from $108 million for the year ended December 31, 2006 to $175 million for the year ended December 31, 2008. HeNan Smart Food’s net income for the three years ended December 31, 2006, 2007 and 2008 was approximately $9.5 million, $12.0 million, $22.7 million, respectively.

HENAN SMART FOOD’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and financial information relates to periods prior to the acquisition of the parent company of HeNan Smart Food by Si Mei Te.

Major Factors Affecting HeNan Smart Food’s Results of Operations

HeNan Smart Food’s results of operations and financial condition have been and will continue to be affected by a number of factors, including those set out below.

Growth of Chinese Economy

Because of the steady increase in the size of the economy and disposable income, China will experience rapid growth in all areas of investment and consumption. HeNan Smart Food believes that this rapid growth will provide sustained demand for its instant noodle products.

Sales Volume and Pricing of HeNan Smart Food’s Products

HeNan Smart Food’s results of operations are directly affected by its sales volume, which, in turn, is a function of market demand and its ability to widely distribute its products. HeNan Smart Food’s revenue is also a function of the average sales prices for the periods under the discussion.

Sales volume of HeNan Smart Food’s instant noodle products increased by 12.0% from the year ended December 31, 2006 to the year ended December 31, 2007 and increased 8.6% from the year ended December 31, 2007 to the year ended December 31, 2008. Average prices of HeNan Smart Food’s instant noodle products increased by 15.0% from the year ended December 31, 2007 to the year ended December 31, 2008. This increase largely reflected HeNan Smart Food’s ability to pass the increase in raw material costs to its customers during 2008.

Cost of Raw Materials

Raw materials and consumables and packaging materials used in the production of HeNan Smart Food’s products comprise the largest component of its cost of sales, and represented 84.1%, 84.0% and 81.2% of its cost of sales for the three years ended December 31, 2006, 2007, and 2008, respectively. The largest raw materials used in HeNan Smart Food’s production of instant noodles include flour, palm oil, and packaging materials. Below is the portion of major cost items as percentage of total cost of sales:

	2006	2007	2008
Flour	24.4%	23.2%	20.8%
Palm oil	17.0%	18.7%	27.7%
Packaging materials	23.4%	21.6%	20.7%
Other	35.2%	36.5%	30.8%

Seasonality

HeNan Smart Food experiences seasonal fluctuations in demand for its instant noodle products, with demand for its instant noodle products generally higher during cold weather of autumn and winter. The seasonal nature of HeNan Smart Food’s products causes its production lines to operate at near full capacity during certain times of the year and at significantly less than full capacity at others, as the production lines for a particular product segment cannot be converted into production lines for another product segment. The utilization rates for the instant noodle production lines will be lower during the second and third quarters of each year. The seasonal nature of HeNan Smart Food’s different segments also affects comparability of its profit margins at different times of the year. HeNan Smart Food’s average utilization rate for the year ended December 31, 2008 was approximately 80% of maximum capacity based on 16 hours of production a day.

Inventory

Instead of purchasing wheat evenly across a year, HeNan Smart Food purchases wheat between June and September of a year, right after the wheat harvest season in June. Therefore, HeNan Smart Food’s inventory is highest in the third quarter of a year and lowest in the second quarter.

Gross Profit and Gross Margin

Gross profit is equal to the difference between HeNan Smart Food’s revenue and its cost of revenue. Gross margin is equal to gross profit divided by revenue. In the year ended December 31, 2008, HeNan Smart Food’s gross margin increased to 26.3%, while in fiscal year 2007, its gross margin was 22.9%. Between fiscal years 2006 and 2008, HeNan Smart Food was able to maintain gross margins between approximately 21% and 27%. Changes in HeNan Smart Food’s gross margin are primarily driven by changes in its product sales volume, prices and cost of revenue.

Operating Expenses

HeNan Smart Food’s operating expenses consist of selling expense and general and administrative expenses.

Selling Expenses. Selling expenses consist primarily of compensation and benefits to HeNan Smart Food’s sales and marketing staff, sales commission, cost of advertising, promotion, business travels, after-sale support, transportation costs and other sales related costs.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation and benefits to HeNan Smart Food’s general management, finance and administrative staff, professional advisor fees, and other expenses incurred in connection with general operation. HeNan Smart Food expects the general and administrative expenses will increase as its business grows and the expected increased costs for being a public company.

Below is the table that shows the percentages of each major item against the total selling, general and administrative expenses:

	2006	2007	2008
Marketing	19.6%	12.6%	8.8%
Transportation	42.0%	47.2%	45.7%
Salary and benefits	15.4%	18.2%	18.1%
Advertising	14.1%	12.4%	17.7%
Others	8.9%	9.6%	9.7%

Provision for Income Taxes

PRC. Foreign Invested Entities, or FIE, established in the PRC are generally subject to an enterprise income tax, or EIT, at a rate of 33%, which includes a 30.0% state income tax and a 3.0% local income tax. On March 16, 2007, the National People’s Congress of China passed the new Enterprise Income Tax Law, or EIT Law, and on November 28, 2007, the State Council of China passed the Implementing Rules for the EIT Law, or Implementing Rules, which took effect on January 1, 2008. The EIT Law and Implementing Rules impose a unified EIT of 25.0% on all domestic-invested enterprises and FIEs, unless they qualify under certain limited exceptions. Therefore, nearly all FIEs are subject to the new tax rate alongside other domestic businesses rather than benefiting from the EIT, and its associated preferential tax treatments, beginning January 1, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following tables set forth financial data from our income statements for the periods indicated:

	For the years ended December 31,
	2006 USD	2007 USD	2008 USD
Revenue	$165,387,248	$136,059,329	$108,679,259
Cost of Revenue	(129,284,646)	(104,933,228)	(86,423,801)
Gross profit	46,102,602	31,126,101	22,255,458
General and administrative expenses	(2,367,463)	(1,788,117)	(1,362,804)
Selling and marketing expenses	(15,765,076)	(12,867,872)	(11,429,642)
Operating income	27,970,063	16,470,112	9,463,012
Other income and (expense)
Interest income	141,350	117,160	92,609
Interest expenses	(834,958)	(559,780)	(419,655)
Other income	3,102,240	1,150,154	1,991,370
Income before Income taxes	30,378,695	17,177,646	11,127,336
Income tax expense	(7,648,438)	(5,214,425)	(1,673,915)
Net income	$22,730,257)	$11,963,221	$9,453,421

Revenue. HeNan Smart Food’s revenue increased $39.3 million, or 28.7% to $175.4 million in fiscal year 2008 from $136.1 million in fiscal year 2007. This increase was mainly attributable to the increased sales volume and increase in HeNan Smart Food’s product prices during 2008. During 2008, the Company increased its product price by average of approximately 10% in light of significant increase in the price of palm oil. There was an increase of approximately 18% in the product volume sold in 2008 compared to 2007.

Cost of Revenue. HeNan Smart Food’s cost of revenue increased $24.4 million, or 23.3% to $129.3 million in fiscal year 2008 from $104.9 million in fiscal year 2007. This dollar increase was mainly due to increased production and sales volume, as well as increased price of palm oil prices during the first half of 2008. As a percentage of revenue, the cost of revenue decreased to 73.7% in fiscal year 2008 from 77.1% in fiscal year 2007.

Gross Profit. HeNan Smart Food’s gross profit increased $15.0 million to $46.1 million in fiscal year 2008 from $31.1 million in fiscal year 2007. Gross profit as a percentage of revenue (gross margin) was 26.3% in fiscal year 2008, as compared to 22.9% in fiscal year 2007.

General and Administrative Expenses. HeNan Smart Food’s general and administrative expenses increased $0.6 million to $2.4 million in fiscal year 2008 from $1.8 million in fiscal year 2007. As a percentage of revenue, general and administrative expenses increased to 1.4% in fiscal year 2008 from 1.3% in fiscal year 2007. The dollar increase was mainly attributable to the increase in business activities in general.

Selling Expenses. HeNan Smart Food’s selling expenses increased $2.9 million to $15.8 million in fiscal year 2008 from $12.9 million in fiscal year 2007. As a percentage of revenue, HeNan Smart Food’s selling expenses was 9.0% in fiscal year 2008 and 9.5% in fiscal year 2007.

Other Income. HeNan Smart Food’s other income, mainly net interest income, and sales of some scrap materials, increased $1.7 million to $2.4 million in fiscal year 2008 from $0.7 million in fiscal year 2007.

Provision for Income Taxes. HeNan Smart Food incurred income tax expense of $7.6 million and $5.2 million in fiscal years 2008 and 2007, respectively.

Net Income. Net income increased $10.8 million, or 90.8%, to $22.7 million in fiscal year 2008 from $12.0 million in fiscal year 2007, as a result of the factors described above. The net income margins were 13.0% and 8.8% for fiscal year ended December 31, 2008 and fiscal year ended December 31, 2007, respectively.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue. HeNan Smart Food’s revenue increased $27.4 million, or 25.2% to $136.1 million in fiscal year 2007 from $108.7 million in fiscal year 2006. This increase was mainly attributable to the increased sales volume during the periods.

Cost of Revenue. HeNan Smart Food’s cost of revenue increased $18.5 million, or 21.4% to $104.9 million in fiscal year 2007 from $86.4 million in fiscal year 2006. This dollar increase was mainly due to increased production and sales volume. As a percentage of revenue, the cost of revenue decreased to 77.1% in fiscal year 2007 from 79.5% in fiscal year 2006.

Gross Profit. HeNan Smart Food’s gross profit increased $8.9 million to $31.1 million in fiscal year 2007 from $22.3 million in fiscal year 2006. Gross profit as a percentage of revenue (gross margin) was 22.9% in fiscal year 2007, as compared to 20.5% in fiscal year 2006.

General and Administrative Expenses. HeNan Smart Food’s general and administrative expenses increased $0.4 million to $1.8 million in fiscal year 2007 from $1.4 million in fiscal year 2006. As a percentage of revenue, general and administrative expenses remained steady at 1.3% for both fiscal year 2007 and fiscal year 2006.

Selling Expenses. HeNan Smart Food’s selling expenses increased $1.5 million to $12.9 million in fiscal year 2007 from $11.4 million in fiscal year 2006. As a percentage of revenue, HeNan Smart Food’s selling expenses was 9.4% in fiscal year 2007 and 10.5% in fiscal year 2006.

Other Income. HeNan Smart Food’s other income, mainly net interest income and sales of some scrap materials, decreased $1.0 million to $0.7 million in fiscal year 2007 from $1.7 million in fiscal year 2006.

Provision for Income Taxes. HeNan Smart Food incurred income tax expense of $5.2 million and $1.7 million in fiscal years 2007 and 2006, respectively.

Net Income. Net income increased $2.5 million, or 26.3%, to $12.0 million in fiscal year 2007 from $9.5 million in fiscal year 2006, as a result of the factors described above. The net income margins were 8.8% and 8.7% for fiscal year ended December 31, 2007 and fiscal year ended December 31, 2006, respectively.

Cash Flow Information

Fiscal Year 2008

The following table presents selected cash flow data from HeNan Smart Food’s combined cash flow statements for the years ended December 31, 2006, 2007 and 2008.

	December 31,
	2008	2007	2006
Net cash provided by operating activities	$25,586,463	$8,718,028	$10,012,839
Net cash used in investing activities	(2,864,522)	(184,538)	(7,264,048)
Net cash used in financing activities	(10,521,793)	(8,642,853)	(4,253,027)
Effect of exchange rate change	$(230,646)	$198,248	$131,374
Net increase in cash and cash equivalents	$11,969,502	$88,885	$(1,372,862)

Operating Activities. Net cash generated from operating activities was $25.6 million in fiscal year 2008, an increase of $16.9 million from the $8.7 million from fiscal year 2007. Such increase of net cash position in operating activities was primarily attributable to significant increase of net income during 2008 as compared to 2007.

Net cash generated from operating activities was $8.7 million in fiscal year 2007, and the net cash provided by operating activities was $10.0 million in fiscal year 2006, partly attributable to increased use of cash in inventory during 2007.

Investing Activities. HeNan Smart Food’s main uses of cash for investing activities are payments relating to the capital expenditures.  Net cash used in investing activities in fiscal year 2008, 2007 and 2006 was $2.9 million, $0.2 million and $7.3 million, respectively, and the amounts were used in various capital expenditures related to HeNan Smart Food’s operations.

Financing Activities. Net cash used in financing activities in fiscal year 2008 totaled $10.5 million as compared to $8.6 million used in financing activities in fiscal year 2007. The increase of cash use in financing activities was mainly attributable to an increase of dividends paid.

Net cash used in financing activities in fiscal year 2006 totaled $4.3 million.

Loan Facilities. HeNan Smart Food believes it currently maintains a good business relationship with many banks. As of December 31, 2008, the maturities for HeNan Smart Food’s bank loans were as follows.

(All amounts in millions of RMB)
Banks	Amount (millions of RMB)	Starting Date	Maturity Date	Interest Rate %
China Agriculture Bank	44.0	July 15, 2008	July 13, 2009	7.48
China Agriculture Bank	20.0	June 19, 2008	March 18, 2009	7.48
China Agriculture Bank	15.0	September17, 2008	July 13, 2009	7.48
Xi Tao Trust Bank	2.9	February 29, 2008	February 5, 2009	11.88
Xi Tao Trust Bank	2.8	May 5, 2008	November 2, 2009	11.88
Ge Zhuang Trust Bank	4.0	September 25, 2008	September 24, 2009	9.72

*	Calculated on the basis that $1 = RMB 6.8225

Liquidity and Capital Resources

HeNan Smart Food has historically funded working capital and other capital requirements principally with cash from operations and short-term borrowings from banks and related parties. These sources of funding, and HeNan Smart Food’s ability to fund its capital expenditure needs, could be adversely affected by deterioration in its operating results, or an inability to obtain funds from external sources on acceptable terms or in a timely manner. HeNan Smart Food continuously manages its liquidity situation to ensure that it is adequate to meet its needs. As of December 31, 2008, HeNan Smart Food had short-term bank borrowing facilities in the amount of approximately $13.0 million. Approximately $3.4 million of these short-term bank borrowing facilities were paid back in the first quarter of 2009. In HeNan Smart Food opinion, its working capital is sufficient for its present requirements.

According to the relevant PRC laws and regulations, profits or dividends of HeNan Smart Food shall be distributed to its foreign shareholders, i.e. Ever Smart International Limited, according to the proportion of the consideration actually paid by Ever Smart International Limited, who has acquired the equity interests of HeNan Smart Food. As for the transfer of advance from HeNan Smart Food to its foreign shareholders, if such foreign exchange is made through current account, it shall be made out of its own foreign exchange funds on the strength of valid documents or be made with foreign exchange purchased from any financial institution engaged in foreign exchange settlement and sales business. If HeNan Smart Food seeks to provide overseas commercial loans to its foreign shareholders, it shall submit an application to the relevant foreign exchange administrative authority which shall, in light of the assets, liabilities and other circumstances of HeNan Smart Food, make a decision to approve or decline the application.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk. HeNan Smart Food is exposed to interest rate risk due primarily to its short-term bank loans. Although the interest rates are fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal. HeNan Smart Food monitors interest rates in conjunction with its cash requirements to determine the appropriate level of debt balances relative to other sources of funds. HeNan Smart Food has not entered into any hedging transactions in an effort to reduce its exposure to interest rate risk.

Foreign Exchange Risk. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that, in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of HeNan Smart Food’s earnings and cash assets are denominated in RMB, but its reporting currency is the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect its balance sheet and its earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect HeNan Smart Food’s financial results reported in U.S. dollar terms without giving effect to any underlying change in its business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend HeNan Smart Food issues in the future that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments HeNan Smart Food makes in the future.

Very limited hedging transactions are available in China to reduce HeNan Smart Food’s exposure to exchange rate fluctuations. To date, HeNan Smart Food has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While HeNan Smart Food may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and it may not be able to successfully hedge its exposure at all. In addition, HeNan Smart Food’s foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert RMB into foreign currencies.

Inflation. Inflationary factors, such as increases in the cost of its products and overhead costs, could impair HeNan Smart Food’s operating results. Although HeNan Smart Food does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on its ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of its products do not increase with these increased costs.

Contractual Payment Obligations
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (factory rental)	1,195,363	123,658	247,316	247,316	577,073
Operating lease commitment (warehouse rental)	36,644	36,644	–	–	–
Purchase of plan and equipment	383,747	383,747	–	–	–
	1,615,754	544,049	247,316	247,316	577,073

HeNan Smart Food intends to use cash from operations and funds raised in financings for any material capital expenditures.

Off-Balance Sheet Arrangements

HeNan Smart Food has no material off-balance sheet arrangements or transactions.

Critical Accounting Policies and Estimates

Key Accounting Policies and Estimates. A company’s accounting policies form the basis for preparation of its financial statements. Those financial statements in turn are an essential factor in understanding a company’s operations. The accounting policies of HeNan Smart Food are fully described in the notes to the financial statements as of and for the years ended December 31, 2008, 2007 and 2006; these financial statements are included in Section FII hereof and the index as presented on page F-18. A summary of the key accounting policies of HeNan are set forth below:

Revenue recognition. Revenue is recognized when products have been delivered to the buyer and title and risk of ownership has passed to the buyer, the sales price is fixed and determinable and collectibility is reasonably assured. Discount allowances related to sales are recognized and reflected as reduction of revenues on the financial statement.

Business and income taxes. Business and income taxes are accounted for under FASB Statement No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the year that includes the enactment date.

Foreign currency translation. All of the revenues and costs of HeNan are denominated in the Chinese Renminbi, as are substantially all of the Henan’s cash holdings, assets and liabilities. The Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government. As a result, changes in the exchange rate of Renminbi to the U.S. dollar will affect the Group's sales, cost of sales, and operating margins and could result in exchange losses. The impact of future exchange rate fluctuations on the Group's results of operations cannot be accurately predicted.

The financial statements of Henan are presented in United States Dollars ("US$"). Transactions in foreign currencies during the period are translated into US$ at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into US$ at the exchange rates prevailing at that date. All transaction differences are recorded in the equity section of the balance sheet as accumulated other comprehensive income.

Consequently the exchange rates applicable to the Balance Sheet and Statement of Income can be materially different in periods of rapidly changing exchange rates. As result, the value of working capital assets recognized at the end of an accounting period can differ materially from the revenue and expenses recorded during the period.

RMB is not a fully convertible currency to US$. All foreign exchange transactions involving RMB must take place either institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange, which are determined by supply and demand and policy priorities of the PRC central government.

The PRC has adopted a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. The exchange rate of the US dollar against the RMB was adjusted from approximately RMB 8.28 per US dollar to approximately RMB 8.11 per US dollar on July 21, 2005. Since then, the PBOC administers and regulates the exchange rate of US dollar against RMB taking into account demand and supply of RMB, as well as domestic and foreign economic and financial conditions.

Use of estimates. The preparation of the financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions. Actual results could differ from estimates.

Seasonality

HeNan Smart Food experiences seasonal fluctuations in demand for its instant noodle products, with demand for its instant noodle products generally higher during cold weather of autumn and winter. The seasonal nature of HeNan Smart Food’s products causes its production lines to operate at near full capacity during certain times of year and at significantly less than full capacity at others, as the production lines for a particular product segment cannot be converted into production lines for another product segment. The utilization rates for the instant noodle production lines will be lower during the second and third quarters of each year. The seasonal nature of HeNan Smart Food’s different segments also affects comparability of its profit margins at different times of the year. HeNan Smart Food’s average utilization rate for the year ended December 31, 2008 was approximately 80% of maximum capacity based on 16 hours of production a day.

Impact of Inflation

Inflation has not historically been a significant factor impacting HeNan Smart Food’s results.

Research and Product Development

Developing new products in a timely manner to cater to the tastes of local customers is a key component of HeNan Smart Food sales strategy.

HeNan Smart Food has a dedicated research and development team which is situated in Henan.  As of March 31, 2009, there were 16 personnel working at our R&D department.  Such personnel are organized into separate product development divisions, focusing on new flavor/product development and technical know-how research and development. In addition to new product/flavor development and technological development, HeNan Smart Food’s R&D department also participates in quality control and studies ways to reduce production costs of its existing instant noodle products.

The business department formulating a new idea or requiring a new product to be developed will work closely with the R&D department and the new product will be given to independent market researchers who will gather further public opinion through taste tests and consumer interviews. HeNan Smart Food takes into account external market research, its estimated costs of production and its expected profit margin and finalize the recipe, packaging and design of such products. HeNan Smart Food typically tests the market of a product in various regions. If the product proves successful, HeNan Smart Food will then launch it nationally.  The whole product development process, from submission of an idea to product launch, typically takes between 2 and 3 months.

Trademarks and Intellectual Property

As of March 31, 2009, HeNan Smart Food had registered 26 patents in the PRC, and had another 15 patents under application.  HeNan Smart Food also had 22 registered trademarks, with another 88 under applications.

Governmental Regulations

Please refer to the section entitled “Item 4B. Information About Our Company–Business Overview–Governmental Regulations” in this Form 20-F for a description of governmental regulations that have materially affected, or could materially affect, directly or indirectly, the Company’s operations.

SI MEI TE’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and financial information relates to periods prior to the acquisition of the parent company of HeNan Smart Food by Si Mei Te.

Results of Operations for the fiscal year ended December 31, 2008 compared to the fiscal year ended December 31, 2007

For the year ended December 31, 2008, Si Mei Te had net loss of $52,865 derived from interest income of $548,475 offset by $601,340 of operating expenses.

For the period from January 8, 2007 (inception) to December 31, 2007, Si Mei Te had net income of $544,065 derived from interest income of $814,854, offset by $270,789 for operating and other expenses.

Financial Condition and Liquidity

Si Mei Te consummated its initial public offering consisting of 5,000,000 units on June 26, 2007. On July 2, 2007, Si Mei Te consummated the closing of an additional 750,000 units that were subject to the over-allotment option. Simultaneously with the consummation of Si Mei Te’s initial public offering, it consummated the private sale of 105,000 units at $6.00 per unit and 1,033,334 warrants at $0.60 per warrant to certain of its initial stockholders and affiliates for an aggregate purchase price of $1,250,000. Gross proceeds from Si Mei Te’s initial public offering (including from its private placement of units and warrants) were $35,750,000. Si Mei Te paid a total of $2,031,456 in underwriting discounts and commissions (after deferring $345,000) and for costs and expenses related to the offering. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to Si Mei Te from the offering were approximately $33,700,000, of which $33,372,500 was deposited into the trust account (or approximately $5.80 per share sold in the offering). The remaining proceeds were available to be used by Si Mei Te to provide for business, legal and accounting due diligence on prospective acquisitions, tax payments and continuing general and administrative expenses. On March 31, 2009, Si Mei Te had withdrawn $1,050,000 from the trust account.

Si Mei Te used substantially all of the net proceeds of this offering to acquire HeNan Smart Food, including identifying and evaluating prospective acquisition candidates, selecting HeNan Smart Food, and structuring, negotiating and consummating the business combination. The proceeds held in the trust fund as well as any other net proceeds not expended will be used to finance the operations of HeNan Smart Food.

From June 18, 2007 through June 26, 2009, Si Mei Te incurred a fee from Voxa, Inc., an affiliate of Beatrice Hom, its previous chief operating officer, chief financial officer and a previous member of its board of directors, of $7,500 per month for providing it with office space and certain general and administrative services. Additionally, on January 9, 2007, Beatrice Hom, Wing Yip, Si Mei Te’s previous secretary and previous a member of its board of directors, Vincent Shen and Xiong Yin, both prior members of its board of directors, advanced an aggregate of $100,000 to Si Mei Te for payment of offering expenses on its behalf. This loan was repaid following Si Mei Te’s initial public offering from the proceeds of the offering.

Off-Balance Sheet Arrangements

Options and warrants issued in conjunction with our IPO are equity linked derivatives and accordingly represent off-balance sheet arrangements. The options and warrants meet the scope exception in paragraph 11(a) of Financial Accounting Standard (FAS) 133 and are accordingly not accounted for as derivatives for purposes of FAS 133, but instead are accounted for as equity. See Footnote 2 to the financial statements for more information.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management.

The Board of Directors, executive officers and key employees of the Company are currently as follows:

Name	Age	Position
Wang Youli	45	Chairman and Chief Executive Officer
Meng Fanyou	48	Vice Chairman
Hu Ye	47	Chief Financial Officer
Wang Guanqun	36	General Manager
Guo Jinchang	44	Vice President
Zhao Jianguo	35	Chief Accountant
Wang Hai	41	Director of Research and Development
Liu Pei	39	Director of Quality Control
Francois Da Pan Shih	60	Director
Ngan Man Kit	58	Director
Wang Youping	46	Director
Wang Huaijing	57	Director
Cheng Yixue	51	Director

Wang Youli was elected to our board of directors on June 25, 2009, and was named Chairman and Chief Executive Officer on June 26, 2009. Mr. Wang is the founder of HeNan Smart Food and has served as its Chairman and Chief Executive Officer since 1991. Mr. Wang has more than 20 years of experience managing enterprises including the instant noodle industry in China. Under Mr. Wang’s supervision, HeNan Smart Food has become a top 5 instant noodle company and a top 100 company in the food industry in China. He has been a standing member of China’s National People’s Congress since 2008. In addition, Mr. Wang has been a representative in the National Convention of the Communist Party of China, president and committee member for China Noodle Industry Association, and legal representative of HeNan Chunzhou county.

Meng Fanyou was elected to our board of directors on June 25, 2009, and was named Vice Chairman on June 26, 2009. Mr. Meng is HeNan Smart Food’s Vice Chairman and joined HeNan Smart Food in 2001 and is currently in charge of daily operation of HeNan Smart Food. Mr. Meng has more than 20 years of work experience in the instant noodle industry in China, and has more than 28 years combined experience in the manufacturing, food processing and construction industries, including extensive experience with state-owned enterprises. Prior to joining HeNan Smart Food, Mr. Meng was a manager for the Beijing Noodle Company for over a decade prior to its privatization in 2001. He graduated from Beijing Normal University in 1986 with a major in Physics.

Hu Ye was named our Chief Financial Officer on June 26, 2009. Mr. Ye is also HeNan Smart Food’s Chief Financial Officer. Mr. Ye joined HeNan Smart Food in May 2009. He has a Master’s Degree in Economics from University of Toronto, Canada, and a Bachelor’s Degree of Science in Electrical Engineering from Huazhong University of Science and Technology, China. He has been a Certified General Accountant (CGA) of Canada since 1998. From December 2003 to March 2009, he was CFO of Odysys International Ltd., BOCO Enterprises Ltd., EMarket Holding Group Corp. and China Shen Zhou Mining & Resources, Inc. (AMEX: SHZ). From January 1990 to September 2003, he worked for CIT Group Canada, Merrill Lynch Canada and Mackenzie Financial Corporation, Canada. He has been a Non-Executive Director of CIC Mining Resources Ltd. (CNSX:RRR; FSE:3 1C) since February 2009, and a Non-Executive Director of Beijing Heidrick & Struggles International Management Consulting Company Limited since 2006.

Wang Guanqun was named our General Manager on June 26, 2009. Mr. Wang is also HeNan Smart Food’s General Manager. Mr. Wang joined HeNan Smart Food in 2003 and is in charge of company’s operations in marketing and sales. He has more than 12 years of experience in the food industry, including serving as the General Manger of Tianjin Qun Ying Trade Company Limited from 1997 to 1998, Senior Manager of Tianjin Tingyi Food Company Limited from 1998 to 1999, Sales Director of Zhengzhou Guo Hua Food Company Limited from 1999 to 2002 and Vice President of Zhengzhou Xue Yang Food Company Limited from 2002 to 2003. He has a Master’s Degree of Business Administration from Tsinghua University.

Guo Jinchang was named our Vice President on June 26, 2009. Mr. Guo is also HeNan Smart Food’s Vice President, and joined HeNan Smart Food in 1995. Mr. Guo is in charge of production of HeNan Smart Food’s instant noodle products, and has more than 10 years of work experience in the food industry. He graduated from China Military University in 1988.

Zhao Jianguo was named our Chief Accountant on June 26, 2009. Mr. Zhao is also HeNan Smart Food’s Chief Accountant, and joined HeNan Smart Food in 2000. Mr. Zhao has been a certified accountant of China since 1998. He graduated from Jiao Zuo Financial Institute in 1993, and from Henan University of Finance and Economics with a diploma in 1998. He has 20 years of work experiences in accounting and financial management.

Wang Hai was named our Director of Research and Development on June 26, 2009. Mr. Wang is also HeNan Smart Food’s Director of Research and Development, and joined HeNan Smart Food in 2008. Mr. Wang is a senior engineer. He has more than 16 years of experience in the food business in China, and served as Vice President of Henan Zheng Long Food Development Company Limited from 1988 to 1992. He graduated from Zhengzhou Food Institute in 1992.

Liu Pei was named our Director of Quality Control on June 26, 2009. Mr. Liu is also HeNan Smart Food’s Director of Quality Control, and joined HeNan Smart Food in 2008. Mr. Liu has 15 years of experience in the food business in China, and served as the Director of Quality Control for Wuhan Uni-President Company Limited from 1994 to 2006, and Production Head of Zhejiang Qi Wa Food Company Limited from 2007 to 2008. He graduated from Hubei University in 1993 with a major in Applied Chemistry.

Francois Da Pan Shih was elected to our board of directors on June 25, 2009. He been the president and chief executive officer of Sharpland Investments Ltd, a private equity firm making investments in China, since 1980. Mr. Shih has been invited to serve as economic advisor to a variety of provinces in China including Shadong and Guizhou as well as the Tianjin Municipal Government, the Guiyang Municipal Government and the Jinan Municipal Government. He was also invited by the Prince of Wales to participate in the Business Leaders Forum, a group formed to promote world-wide social welfare, education, medical care, training and development and agricultural techniques, to be a council member. Mr. Shih was appointed by President Jimmy Carter as a council member of the International Advisory Council of The Friendship Force. In 1996, Senator Max Cleland named Mr. Shih as an honorable citizen of the State of Georgia.

Ngan Man Kit was elected to our board of directors on June 25, 2009. Mr. Ngan was an Independent Non- Executive Director of Singamas Containers Holdings Company Limited from July, 2003 to December 2008. Singaams is listed in the Hong Kong Stock Exchange. Prior to that, he was the CEO and Director of Zindart Ltd. which is listed on NASDAQ. A Bachelor of Mathematics graduate of University of Waterloo in Canada, Mr. Ngan, has over 33 years of experience in corporate and investment banking, equity and debt securities trading, corporate advisory services, as well as direct and private equity investment and operation experience. Mr. Ngan was previously a director of Amish Naturals, Inc., EUPA International Corporation, Clearant, Inc. and ForgeHouse, Inc. (formerly known as “Milk Bottle Cards Inc.”), all companies listed on the OTCBB.

Wang Youping was elected to our board of directors on June 25, 2009. Mr. Wang has been the Vice-President in charge of administration of Jiaozuo Electronic Cable Co. since September 2004.

Wang Huaijing Huai was elected to our board of directors on June 25, 2009. Mr. Wang has been the Vice- President in charge of administration of Jiaozuo Huanghe (Yellow River) Group Co. since September 2004.

Cheng Yixue Huai was elected to our board of directors on June 25, 2009. Mr. Cheng has been Chief Financial Officer of Jiaozuo Huanghe (Yellow River) Group Co. since 2004.

Each director will serve until his or her term has expired and until his or her successor has been duly elected and qualified. Each officer serves at the pleasure of the Board of Directors. All of the directors, and Wang Guanqun, Hun Ye and Guo Jinchang, each an officer, were selected by the Sellers pursuant to Section 2.4 of the Purchase Agreement.

None of the Company’s officers and directors are related.

HeNan Smart Food management’s has remained in place following the business combination and continues to run day-to-day operations of the Company.

B.           Compensation

Director Compensation

Si Mei Te is will compensate its Board of Directors based on policies that it is in the process of putting in place, but which are expected to include a per diem for each board meeting attended, an annual fee, reimbursement of expenses incurred in attending meetings and equity awards. The amounts of compensation, numbers of shares subject to awards and other terms of director compensation have not been finally determined. No member of the Company’s board of directors is entitled to benefits upon termination of his or her directorship.

Si Mei Te’s directors prior to the business combination did not receive any compensation for their services, other than out of pocket expenses related to the business combination.

Executive Compensation

HeNan Smart Food Executive Compensation

The following table shows information concerning the annual compensation for services provided to HeNan Smart Food by its Chief Executive Officer, the Chief Financial Officer.

Name and Principal Position	Year	Salary		Bonus	All other Compensation	Total Compensation
Wang Youli, Chairman and Chief Executive Officer	2008	$51,910		$0	$0	$51,910
	2007	39,488		0	0	39,488
	2006	30,159		0	0	30,159
Meng Fanyou, Vice-Chairman	2008	43,258		0	0	43,258
	2007	31,590		0	0	31,590
	2006	22,619		0	0	22,619
Wang Guanqun, General Manager	2008	34,607		0	0	34,607
	2007	23,693		0	0	23,693
	2006	18,849		0	0	18,849
Ye Hu, Chief Financial Officer	2008	0	(1)	0	0	0
	2007	0	(1)	0	0	0
	2006	$0	(1)	$0	$0	$0

(1)	Mr. Ye He was hired on May 1, 2009.

Current Employment Agreements

On May 1, 2009, HeNan Smart Food and Hu Ye entered into an employment agreement pursuant to which Hu Ye is serving as HeNan Smart Food’s Chief Financial Officer. Upon closing of the acquisition, the term of the employment agreement automatically renewed for a period of 12 months. The agreement provides for cash compensation of RMB999,996 per year, plus options to purchase 120,000 shares of Si Mei Te to be issued upon the closing of the acquisition. In addition, Hu Ye is entitled to benefits which HeNan Smart Food provides to senior executives, including health and life insurance. The agreement may be terminated by either Hu Ye or HeNan Smart Food for any reason upon 30 days notice, or sooner for cause.

Si Mei Te’s Initial Shareholder and Executive Compensation.

No compensation of any kind, including finders and consulting fees, has been or will be paid to any Si Mei Te shareholder who acquired ordinary shares prior to its initial public offering, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, those Si Mei Te shareholders have been and will continue to be reimbursed for any out-of-pocket expenses incurred in connection with activities on Si Mei Te’s behalf.

Since Si Mei Te did not have an operating business prior to the  business combination, its pre-business combination officers did not receive any compensation for their services to Si Mei Te; and, since it had no other employees, Si Mei Te did not have any compensation policies, procedures, objectives or programs in place. Si Mei Te is currently in the process of adopting appropriate compensation policies, procedures, objectives and programs. However, it is anticipated that the compensation for senior executives of Si Mei Te will be comprised of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that the Board of Directors will take into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building Si Mei Te into a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of the company and its various key component entities, 6) the company’s ability to pay and 7) other factors deemed to be relevant at the time.

Retirement Benefits
As of December 31, 2008, HeNan Smart Food’s branches in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees that are hired directly by the Company. The PRC regulations require HeNan Smart Food’s PRC branches to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees.  The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits.  HeNan Smart Food’s branches have no further commitments beyond its monthly contribution.

Si Mei Te is not required to accrue pension, retirement or similar benefits.

C.           Board Practices

Board Committees

Si Mei Te does not have an audit committee, nominating committee or compensation committee and therefore the entire Board of Directors performs those functions for Si Mei Te. The Board of Directors has not determined whether anyone on the Board of Directors is an audit committee financial expert, as such term is defined by SEC rules. Since the Board of Directors does not have a separately designated Audit Committee, Si Mei Te has not made the determination of whether anyone is an audit committee financial expert.

Director Independence

Si Mei Te’s Board of Directors has not determined if any of its directors qualifies as independent, although Si Mei Te’s management believes that Francois Da Pan Shih, Ngay Man Kit Wang Youping, Wang Huaijing and Cheng Yixue qualify as independent directors under the rules of the NASDAQ Stock Market because they do not currently own a large percentage of HeNan Smart Food’s capital stock, are not currently employed by HeNan Smart Food, have not been actively involved in the management of HeNan Smart Food and do not fall into any of the enumerated categories of people who cannot be considered independent in the NASDAQ Share Market Rules. Si Mei Te does not have an audit committee, nominating committee or compensation committee and therefore the entire Board of Directors performs those functions for Si Mei Te.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, no officer and employee of Si Mei Te, and no former officer of Si Mei Te, during the last completed fiscal year, participated in deliberations of Si Mei Te’s Board of Directors concerning executive officer compensation.

Code of Ethics

Si Mei Te does not have a formal code of ethics. Si Mei Te intends to adopt a code of ethics that applies to Si Mei Te’s principal executive officers, principal financial officer, principal accounting officer or controller or persons performing similar functions.

D.           Employees

As of March 31, 2009, HeNan Smart Food employed approximately 3,800 employees. As of December 31, 2006, and December 31, 2007, HeNan Smart Food employed 2,800 and 3,400 employees, respectively. All of them were located in the 26 production lines and our corporate office located in two manufacturing facilities in Wu Zhi, Henan province, and Qi Shan, Shaanxi province. These employees include approximately 3,000 employees involved in HeNan Smart Food’s manufacturing activities, 600 involved in sales and marketing and 200 in management and administrative activities. HeNan Smart Food believes is has maintained good relationships with its employees and no major disputes have incurred since its inception.

Prior to the business combination, Si Mei Te had four executive officers. They were not obligated to contribute any specific number of hours per week on Si Mei Te’s affairs, and they devoted only as much time as they deemed necessary to Si Mei Te’s affairs. Si Mei Te had no employees.

E.           Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information regarding the Company’s ordinary shares as of July 14, 2009 by:

•	each person known by the Company to be the beneficial owner of more than 5% of our issued and outstanding ordinary shares;

•	each officer and director; and

•	all officers and directors as a group.

As of July 14, 2009, there were a total of 16,263,824 ordinary shares issued and outstanding. Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The Company’s major shareholders do not have different voting rights with respect to their ordinary shares in the Company than any other holder of the Company’s ordinary shares.

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary shares

Fenland Investments Limited	13,984,000	(2)	85.98%
Wang Youli	13,984,000	(2)	85.98%
Beatrice Hom	1,567,634	(3)	9.03%
Meng Fanyou	-0-		-%
Hu Ye	-0-		-%
Wang Guanqun	-0-		-%
Guo Jinchang	-0-		-%
Zhao Jianguo	-0-		-%
Wang Hai	-0-		-%
Liu Pei	-0-		-%
Francois Da Pan Shih	161,800	(4)	*
Ngan Man Kit	-0-		-%
Wang Youping	-0-		-%
Wang Huaijing	-0-		-%
Cheng Yixue	-0-		-%
All directors and executive officers as a group (13 individuals)	14,713,434		89.75%

* Less than 1%

(1)	Unless otherwise indicated, the business address of each shareholder is c/o HeNan Smart Food Co., Ltd., No. 8, Wuzhi Xi Huafeng Industrial Zone, HeNan Province, People’s Republic of China.
(2)
Fenland Investments Limited, a British Virgin Islands company, acquired 13,984,000 ordinary shares of the Company in connection with the Transaction.  Mr. Wang Youli is the ultimate beneficial owner of 100% of Fenland Investments Limited.

(3)
Consists of (i) 473,500 ordinary shares, and (ii) 1,094,134 ordinary shares issuable upon the exercise of warrants. Each warrant entitles the holder to purchase one ordinary share. Each warrant became exercisable on June 26, 2009 for $5.00 per share and expires at 5:00 p.m. New York City time on June 18, 2011.

(4)
Consists of (i) 12,600 ordinary shares, and (ii) 149,200 ordinary shares issuable upon the exercise of warrants. Each warrant entitles the holder to purchase one ordinary share. Each warrant became exercisable on June 26, 2009 for $5.00 per share and expires at 5:00 p.m. New York City time on June 18, 2011.

B.           Related Party Transactions

Si Mei Te

In January 2007, the Company issued 1,250,000 ordinary shares to the individuals set forth below for $25,000 in cash, at a purchase price of $0.02 per share, as follows:

Name	Number of Shares	Position
Beatrice Hom	601,100	Chief Operating Officer, Chief Financial Officer and Director
Wing Yip	202,000	Secretary and Director
Michael Hsu	107,800	Chief Executive Officer and Director
Vincent Shen	107,800	Director
Francois Shih	90,200	Special Advisor
Li Wen Shi	80,400	Chairman of the Board
Xiong Yin	60,700	Director

In March 2007, Beatrice Hom transferred (i) 106,000 ordinary shares to Wing Yip, (ii) 11,000 ordinary shares to Michael Hsu, (iii) 300 ordinary shares to Xiong Yin, (iv) 48,000 ordinary shares to Li Wen Shi and (v) 35,000 ordinary shares to Vincent Shen. All of the transfers were made at $0.02 per share.

Beatrice Hom and Francois Shih purchased an aggregate of 105,000 insider units at $6.00 per unit and 1,033,334 insider warrants at $0.60 per warrant (for an aggregate purchase price of $1,250,000) from the Company. These purchases took place on a private placement basis simultaneously with the consummation of the initial public offering. The insider units and insider warrants are identical to the units (and underlying warrants) offered in the Company’s initial public offering except that if the Company calls the warrants for redemption, the warrants underlying the insider units and insider warrants may be exercisable on a cashless basis at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the warrants) so long as such warrants are held by these purchasers or their affiliates. Additionally, the purchasers agreed that the insider units and underlying securities and the insider warrants will not be sold or transferred by them until after the Company completed a business combination. The holders of the majority of these insider units and insider warrants (or underlying securities) are entitled to demand that the Company register these securities pursuant to an agreement signed on June 18, 2007. The holders of the majority of these securities may elect to exercise these registration rights with respect to such securities. In addition, these holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to such date. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Voxa, Inc., an affiliate of Beatrice Hom,  made available to the Company a small amount of office space and certain office and secretarial services, as the Company required from time to time, from June 18, 2007 through June 26, 2009. The Company paid Voxa, Inc. $7,500 per month for these services. Beatrice Hom is the president and owner of Voxa, Inc. As a result, she benefited from the transaction to the extent of her interest in Voxa, Inc. However, this arrangement was solely for the Company’s benefit and was not intended to provide the Company’s officers and directors compensation in lieu of a salary. The Company believes that the fee charged by Voxa, Inc. was at least as favorable as it could have obtained from an unaffiliated person. However, as the Company’s pre-business combination directors may not be deemed “independent,” it did not have the benefit of disinterested directors approving this transaction.

Prior to the Company’s initial public offering, Beatrice Hom, Wing Yip, Vincent Shen and Xiong Yin loaned it an aggregate of $100,000 to cover expenses related to the initial public offering. The loans were repaid without interest from the proceeds of the offering not being placed in trust.

The Company will reimburse its founders or their affiliates for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on its behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out- of-pocket expenses reimbursable by the Company, which will be reviewed only by its board or a court of competent jurisdiction if such reimbursement is challenged.

Related party policy

Si Mei Te’s board of directors is responsible for reviewing and approving related-party transactions to the extent it enters into such transactions. The board of directors will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the other members of the board of directors with all material information concerning the transaction. Additionally, Si Mei Te requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

HeNan Smart Food

The tables below reflect transactions entered into by HeNan Smart Food with certain of its officers, directors and their respective affiliates. Balances with Changchun Smart Food and Chenzhou Smart Food relate to the purchase or sale of inventories at cost, expenses paid on behalf of and cash advanced to related parties. The advances are unsecured, non interest bearing and have no repayment terms. Balances with Huafeng Paper Co. Ltd. and Jiaozuo Electronic Cable are cash advances. As of March 31, 2009, there was $4,555,988 owed to HeNan Smart Food by Changchun Smart Food and $2,276,334 owed to HeNan Smart Food by Chenzhou Smart Food and no outstanding balances with Huafeng Paper Co. Ltd. and Jiaozuo Electronic Cable. Balances with Wang Youli are cash advances. As of March 31, 2008, there was no outstanding balance with Wang Youli.

Transactions with related parties were entered into at competitive market prices charged to unaffiliated customers for similar transaction or charged by other suppliers.

Three Months Ended March 31, 2009
No.	Party Name	Balance at beginning of period	Funds advanced to related party	Repayment received from related party	Expenses Paid on behalf of related party	Balance at end of period	Director Remuneration
1.	Changchun Smart Food Co., Ltd.	$3,008,366	$568,912	$–	$978,710	$4,555,988	N/A
2.	Chenzhou Smart Food Co., Ltd.	1,437,814	–	(291,859)	1,130,379	2,276,334	N/A
3.	Henan Huafeng Paper Co., Ltd.	806,156	2,061,557	(2,867,713)	–	–	N/A
4.	Jiaozuo Electronic Cable Company	–	–	–	–	–	N/A
5.	Wang Youli	–	–	–	–	–	$17,589

Year Ended December 31, 2008
No.	Party Name	Balance at beginning of period	Funds advanced to related party	Repayment received from related party	Expenses Paid on behalf of related party	Balance at end of period	Director Remuneration
1.	Changchun Smart Food Co., Ltd	$2,481,119	$2,608,189	$(5,194,647)	$3,113,705	$3,008,366	N/A
2.	Chenzhou Smart Food Co., Ltd.	1,012,184	2,543,952	(6,666,911)	4,548,589	1,437,814	N/A
3.	Henan Huafeng Paper Co. Ltd.	–	1,585,952	(779,796)	–	806,159	N/A
4.	Jiaozuo Electronic Cable Company	–	–	–	–	–	N/A
5.	Wang Youli	–	–	–	–	–	$51,910

Year Ended December 31, 2007
No.	Party Name	Balance at beginning of period	Funds advanced to related party	Repayment received from related party	Expenses Paid on behalf of related party	Balance at end of period	Director Remuneration
1.	Changchun Smart Food Co., Ltd	$4,054,885	$174,272	$(4,165,048)	$2,417,010	$2,481,119	N/A
2.	Chenzhou Smart Food Co., Ltd.	1,161,309	532,752	(2,770,312)	2,088,435	1,012,184	N/A
3.	Henan Huafeng Paper Co. Ltd.	38,442	–	(38,442)	–	–	N/A
4.	Jiaozuo Electronic Cable Company	384,413	–	(384,413)	–	–	N/A
5.	Wang Youli	(1,958,496)	1,951,571	–	6,925	–	$38,488

Year Ended December 31, 2006
No.	Party Name	Balance at beginning of period	Funds advanced to related party	Repayment received from related party	Expenses Paid on behalf of related party	Balance at end of period	Director Remuneration
1.	Changchun Smart Food Co., Ltd	$3,015,388	$113,762	$(2,900,944)	$3,826,679	$4,054,885	N/A
2.	Chenzhou Smart Food Co., Ltd.	203,827	683,192	(4,576,989)	4,851,989	1,162,019	N/A
3.	Henan Huafeng Paper Co. Ltd.	–	172,983	(134,541)	–	38,442	N/A
4.	Jiaozuo Electronic Cable Company	334,564	714,491	(664,642)	–	384,413	N/A
5.	Wang Youli	(1,891,916)	29,027,040	(29,093,620)	–	(1,958,496)	$30,159

In addition, HeNan Smart Food has guaranteed certain loan obligations of Jiaozuo Huanghe Group Corporation, of which Wang Youli, our Chairman and Chief Executive Officer, is a director. As of December 31, 2008, HeNan Smart Food was guaranteeing $2,931,477 of loans to Henan Yinlida Color Printing Company Limited, an unrelated third party and $5,342,616 to related parties. In addition, as of December 31, 2008, a third party lender had a security interest in a property jointly and severally owned by HeNan Smart Food and Jiaozuo Huanghe Group Corporation. As of December 31, 2008, the amount of the loan was $4,514,474 and secured by the property of HeNan Smart Food with net carrying amount of $4,268,290.

Following are the details of each related party, their relationship with HeNan Smart Food and, if the party was not related to HeNan Smart Food, a description of the interest for related parties:

Party Name	Relationship with HeNan Smart Food	Interest in the Transaction by Indirectly Related Parties
Changchun Smart Food Co., Ltd	N/A	Wang Youli, HeNan Smart Food’s Chairman, is the beneficial owner of 60% of the share capital of Changchun Smart Food Co., Ltd.
Chenzhou Smart Food Co., Ltd.	N/A	Wang Youli, HeNan Smart Food’s Chairman, is the beneficial owner of 57.89% of the share capital of Chenzhou Smart Food Co., Ltd.
Henan Huafeng Paper Co. Ltd.
Henan Huafeng Paper Co. Ltd and Jiaozuo Electronic Cable Company are related parties through common control under Jiaozuo Huanghe Group Corporation. Wang Youli, the Chairman and CEO of HeNan Smart Food, is a director of Jiaozuo Huanghe Group Corporation.
Wang Youli was formerly affiliated with Henan Huafeng Paper Co. Ltd., but has never had a pecuniary interest in the company.
Jiaozuo Electronic Cable Company
Henan Huafeng Paper Co. Ltd and Jiaozuo Electronic Cable Company are related parties through common control under Jiaozuo Huanghe Group Corporation. Wang Youli, the Chairman and CEO of HeNan Smart Food, is a director of Jiaozuo Huanghe Group Corporation.
Wang Youli was formerly affiliated with Jiaozuo Electronic Cable Company, but has never had a pecuniary interest in the company.
Wang Youli	Wang Youli is the Chairman and CEO of HeNan Smart Food.	N/A

The Purchase Agreement did not include the acquisition of two factories operated by Mr. Wang Youli using patents and trademarks owned by HeNan Smart Food (the “Wang Factories”). The Wang Factories currently do not make any payments to us for the use of the patents and trademarks.  We are currently negotiating with Mr. Wang about fees to be paid to HeNan Smart Food for the use of patents and trademarks owned by HeNan Smart Food and used by the Wang Factories.  We will be negotiating to purchase the Wang Factories.

C.           Interests of experts and counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information.

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

B.           Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.          Offer and Listing Details

The Company’s ordinary shares, warrants and units are quoted on the OTC Bulletin Board under the symbols CADQE, CADWE, and CADUE, respectively. The units have been quoted on the Bulletin Board since June 22, 2007 and the ordinary shares and warrants since July 12, 2007. The Company’s securities did not trade on any market or exchange prior June 22, 2007.

The table below sets forth, for the calendar quarters indicated, the high and low bid prices for the Company’s units for the period from June 22, 2007 through June 30, 2009, and the Company’s ordinary shares and warrants for the period from July 12, 2007 through June 30, 2009. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions.

	Ordinary Shares		Warrants		Units
	High	Low	High	Low	High	Low
Annual Highs and Lows
2007	$5.98	$5.25	$1.25	$0.60	$8.25	$6.00
2008	5.61	5.30	0.96	0.01	7.60	5.00
2009	6.00	4.00	0.30	0.01	6.00	5.00

Quarterly Highs and Lows
2007
Second Quarter	NA	NA	NA	NA	$6.50	$6.40
Third Quarter	$5.40	$5.25	0.90	0.60	7.60	6.00
Fourth Quarter	5.98	5.44	1.25	0.88	8.25	7.00
2008
First Quarter	$5.61	$5.45	$0.96	$0.72	$7.60	$7.40
Second Quarter	5.54	5.35	0.85	0.55	7.40	6.60
Third Quarter	5.60	5.37	0.55	0.18	6.90	5.30
Fourth Quarter	5.55	5.30	0.22	0.01	6.00	5.00
2009
First Quarter	$5.85	$5.52	$0.09	$0.01	$5.78	$5.00
Second Quarter	6.00	4.00	0.30	0.03	6.00	5.74

Monthly Highs and Lows
January 2009	$5.85	$5.52	$0.05	$0.01	$5.49	$5.00
February 2009	5.85	5.70	0.07	0.02	5.78	5.10
March 2009	5.74	5.72	0.09	0.03	5.74	5.73
April 2009	5.80	5.74	0.27	0.03	6.00	5.74
May 2009	5.88	5.75	0.30	0.09	6.00	5.90
June 2009	6.00	4.00	0.30	0.16	6.00	5.80

B.           Plan of Distribution

Not required.

C.           Markets

The Company’s ordinary shares, warrants and units are quoted on Over the Counter Bulletin Board under the symbols “CADQ”, “CADWE” and “CADUE”, respectively.

D.           Selling Shareholders

Not required.

E.           Dilution

Not required.

F.           Expenses of the Issue

Not required.

ITEM 10.	ADDITIONAL INFORMATION

A.          Share Capital

Not required.

B.          Memorandum and Articles of Association

The following represents a summary of certain key provisions of our amended and restated memorandum and articles of association. The summary does not purport to be a summary of all of the provisions of our memorandum and articles of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Registered Office. Under the Company’s Amended and Restated Memorandum of Association, the Registered Office of the Company is the offices of M&C Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY-1104 Cayman Islands, or at such other place as the directors may from time to time decide.

Objects and Purposes. Under Article 3 of the Company’s Amended and Restated Memorandum of Association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by Cayman Islands law.

Directors. Directors of the Company may vote in respect of any contract or transaction in which he or she is interested provided that the nature of the interest of any director in any such interest shall be disclosed by him or her at or prior to its consideration and any vote thereon. Directors of the Company may vote compensation to themselves or members of the board of directors in the absence of an independent quorum, and may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party. There is no age limit that triggers mandatory retirement, and no share ownership required for a director’s qualification.

Rights, Preferences and Restrictions Attaching to the Company’s Shares.

General

Si Mei Te is authorized to issue 100,000,000 ordinary shares, par value $.0001, and 1,000,000 shares of preferred stock, par value $.0001. As of the date of 20-F, 16,263,824  ordinary shares are issued and outstanding. No preferred shares are currently issued and outstanding.

Units

Each unit consists of one ordinary share and two warrants. Each warrant entitles the holder to purchase one ordinary share. The ordinary shares and warrants began to trade separately on July 10, 2007.

Ordinary Shares

Si Mei Te’s shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders.

Preferred Shares

Si Mei Te’s Amended and Restated Memorandum and Articles of Association authorizes the issuance of 1,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by its board of directors. No preferred shares have been issued. Accordingly, Si Mei Te’s board of directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, redemption voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. In addition, the preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of Si Mei Te. Although Si Mei Te does not currently intend to issue any preferred shares, it cannot assure you that it will not do so in the future.

Warrants

12,743,334 warrants are currently outstanding, 1,243,334 of which are currently owned by pre-business combination officers or directors of Si Mei Te. Each warrant entitles the registered holder to purchase one ordinary share at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on June 26, 2009 until four years from the date of the initial public offering prospectus at 5:00 p.m., New York City time.

Si Mei Te may call the warrants for redemption (including the warrants included within the insider units, any insider warrants and any warrants issued upon exercise of the unit purchase option issued to EarlyBird Capital), without the prior consent of the underwriters,

•	in whole and not in part,
•
at a price of $0.01 per warrant at any time while the warrants are exercisable (which will only occur if a registration statement relating to the ordinary shares issuable upon exercise of the warrants is effective and current),

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder, and

•
if, and only if, the reported last sale price of the ordinary shares equals or exceeds $8.50 per share, for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient degree of liquidity to cushion the market reaction to our redemption call.

If Si Mei Te calls the warrants for redemption as described above, its management will have the option to require any holder that wishes to exercise his, her or its warrant (including the warrants included within the insider units) to do so on a “cashless basis.” If Si Mei Te’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering his, her or its warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If Si Mei Te’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. Si Mei Te believes this feature is an attractive option to it if it does not need the cash from the exercise of the warrants after the business combination. If Si Mei Te calls its warrants for redemption and its management does not take advantage of this option, its officers, directors and special advisor would still be entitled to exercise their warrants underlying the insider units and the insider warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis. The reason that Si Mei Te has agreed that these warrants will be exercisable on a cashless basis so long as they are held by its officers, directors, special advisor or their affiliates is because was is not known at the time whether they would be affiliated with Si Mei Te following the business combination. Si Mei Te expects to have policies in place that prohibit insiders from selling its securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell Si Mei Te’s securities, an insider cannot trade in its securities if he is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the ordinary shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, Si Mei Te believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Si Mei Te. The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or Si Mei Te’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to Si Mei Te, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, Si Mei Te has agreed to meet these conditions and use its best efforts to maintain a current prospectus relating to ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, Si Mei Te cannot assure you that we will be able to do so, and if its does not maintain a current prospectus related to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and it will not be required to net cash settle or cash settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless. If the warrants expire worthless, this would mean that a person who paid $6.00 for a unit in our initial public and who did not sell the warrants included in the unit would have effectively paid $6.00 for one ordinary share. Because the warrants will not be exercisable without an effective registration statement covering the shares underlying the warrants, Si Mei Te will not call the warrants for redemption unless there is an effective registration statement in place.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Si Mei Te will, upon exercise, round up to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

Dividends

Si Mei Te has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon Si Mei Te’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of Si Mei Te’s then board of directors. See the section entitled “Price Range of Securities and Dividends” for a discussion of the combined company’s dividend policy following the acquisition.

Alteration of Rights. If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-quarters of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Meetings. At least ten days' notice shall be given of any general meeting, which shall specify the place, the day and the hour of the meeting and the general nature of the business.

Limitations on the Right to Own Securities. There are no limitations on the rights to own securities of the Company, or limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s securities, contained in the Company’s Amended and Restated Memorandum and Articles of Association or under Cayman Islands law.

Changes in Control. The Company could issue preferred shares as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company does not currently intend to issue any preferred shares, it cannot assure you that it will not do so in the future.

C.           Material Contracts

As of December 31, 2008, the Company has not entered into any material contracts.

D.           Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.

E.           Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares. However, an instrument transferring title to an ordinary share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We applied for and received on January 16, 2007, an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of Si Mei Te or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by Si Mei Te to its members or a payment of principal or interest or other sums due under a debenture or other obligation of Si Mei Te.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our ordinary shares and warrants, sometimes referred to as our securities, to us and to holders of our securities. Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to the holder of a unit (as the deemed owner of the underlying ordinary share and warrant components of the unit). The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of ordinary shares or warrants that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our ordinary shares and warrants is not described as a U.S. Holder and is not an entity treated as a partnership or other pass- through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our ordinary shares and warrants as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our ordinary shares or warrants pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares or warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares and warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO US OR TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES AND WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

Tax Consequences to U.S. Holders of Our Ordinary Shares and Warrants

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC”, rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any dividend paid on our ordinary shares. A distribution on our ordinary shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for our ordinary shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such ordinary shares redeemed by us. In addition, under recently published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the OTC Bulletin Board. Because our ordinary shares will be listed and traded only on the OTC Bulletin Board, any dividends paid on our ordinary shares currently are not expected to qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of a warrant.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes apply to any gain from the disposition of our ordinary shares or warrants by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. The terms of a warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant, in certain events. Such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the ordinary shares. See “—Taxation of Distributions Paid on Ordinary Shares,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. U.S. Holders that exercise a warrant other than by paying the exercise price in cash should consult their own tax advisors regarding the tax treatment of such on exercise, which may vary from that described above.

Passive Foreign Investment Company Rules

A foreign corporation will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition of our assets and the nature of our income in 2007 and 2008, which largely consisted of cash and other investment assets, it is likely that we qualified as a PFIC in 2007 and 2008. Our actual PFIC status for any subsequent taxable year, however, will not be determinable until after the end of the taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for 2009 or any subsequent taxable year.

If we qualified as a PFIC for any taxable year during which a U.S. Holder held our ordinary shares or warrants, and the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our ordinary shares or a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

•
the amount allocated to the taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to any taxable year prior to the first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

In addition, if we are a PFIC, a U.S. Holder who acquires our ordinary shares or warrants from a deceased U.S. Holder who dies before January 1, 2010 and who had not made a timely QEF election for the ordinary shares generally will be denied the step-up of U.S. federal income tax basis in such shares or warrants to their fair market value at the date of the deceased holder’s death. Instead, such U.S. Holder would have a tax basis in such shares or warrants equal to the deceased holder’s tax basis, if lower.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares will continue to apply with respect to such ordinary shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a stockholder-by-stockholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has elected the application of the QEF rules to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for our ordinary shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, however, will not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder owns ordinary shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election. If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) ordinary shares in Si Mei Te and for which it is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Because our ordinary shares are listed and traded only on the OTC Bulletin Board, they may not currently qualify as marketable stock for purposes of this election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Our Ordinary Shares and Warrants

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares or warrants by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

F.           Dividends and paying agents

Not required.

G.          Statement by experts

Not required.

H.          Documents on display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at No. 8, Wuzhi Xi Huafeng Industrial Zone; HeNan Province; People’s Republic of China; Tel: +86 13911573595.

In addition, we will file annual reports and other information with the Securities and Exchange Commission. We will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.            Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk. HeNan Smart Food is exposed to interest rate risk due primarily to its short-term bank loans. Although the interest rates are fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal. HeNan Smart Food monitors interest rates in conjunction with its cash requirements to determine the appropriate level of debt balances relative to other sources of funds. HeNan Smart Food has not entered into any hedging transactions in an effort to reduce its exposure to interest rate risk.

Foreign Exchange Risk. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that, in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of HeNan Smart Food’s earnings and cash assets are denominated in RMB, but its reporting currency is the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect its balance sheet and its earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect HeNan Smart Food’s financial results reported in U.S. dollar terms without giving effect to any underlying change in its business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend HeNan Smart Food issues in the future that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments HeNan Smart Food makes in the future.

Very limited hedging transactions are available in China to reduce HeNan Smart Food’s exposure to exchange rate fluctuations. To date, HeNan Smart Food has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While HeNan Smart Food may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and it may not be able to successfully hedge its exposure at all. In addition, HeNan Smart Food’s foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert RMB into foreign currencies.

Inflation. Inflationary factors, such as increases in the cost of its products and overhead costs, could impair HeNan Smart Food’s operating results. Although HeNan Smart Food does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on its ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of its products do not increase with these increased costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART  II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On June 25, 2009 at the Extraordinary General Meeting of the Shareholders of the Company, the shareholders approved amendments to the Company’s Memorandum and Articles of Association, attached to this annual report as Exhibit 1.1, to delete the following divisions, each of which related to the rights of holders of the Company’s ordinary shares:

•	“Transfer of Shares” (which related to required procedures in the event of a transfer of shares);

•	“Lien on Shares” (pursuant to which the Company had a lien on its outstanding shares);

•	“Call on Shares” (pursuant to which the Company could call unpaid amounts on its shares); and

•	“Forfeiture of Shares” (which related to shareholders forfeiting their shares in the event that shareholders were unable to pay amounts due on such shares).

The Company’s Amended and Restated Memorandum and Articles of Association reflecting these changes is attached to this annual report as Exhibit 1.2.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

Initial Public Offering

On June 26, 2007, the Company closed its initial public offering of 5,000,000 units with each unit consisting of one ordinary share and two warrants, each to purchase one ordinary share at an exercise price of $5.00 per share. On July 2, 2007, the Company consummated the closing of an additional 750,000 units that were subject to the over-allotment option. The units from the initial public offering (including the over-allotment option) were sold at an offering price of $6.00 per unit.

Simultaneously with the consummation of its initial public offering, the Company consummated the private sale of 105,000 units at a price of $6.00 per unit and 1,033,334 warrants at a price of $0.60 per insider warrant, generating total proceeds of $1,250,000. The privately purchased securities were purchased by Beatrice Hom, the Company’s previous chief operating officer, chief financial officer and a member of its board of directors, and Francois Shih, one of its previous special advisors.

Gross proceeds from the Company’s initial public offering (including from the private placement of units and warrants) were $35,750,000. The Company paid a total of $2,233,956 in underwriting discounts and commissions (after deferring $345,000) and for costs and expenses related to the offering. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to the Company from the offering were approximately $32,266,000, of which $32,123,000 was deposited into a trust account. In addition, all of the proceeds from the private sale of the units and warrants were deposited into a trust fund, for a total of $33,372,500 held in trust (or approximately $5.80 per share sold in the offering).

All of the founder shares were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until June 26, 2010 (one year after the consummation of a business combination). The founder shares may be released from escrow earlier than this date if, by June 26, 2009, it consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property.

ITEM 15.	CONTROLS AND PROCEDURES

A.           Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the December 31, 2008. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2008 were effective.

Disclosure controls and procedures are designed to insure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. The evaluation under this report was conducted at a time prior to the acquisition of HeNan Smart Food by us and does not include an evaluation of HeNan Smart Food’s operations.

B.           Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. In making this assessment, it used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our evaluation, our principal executive officer and principal financial officer have concluded that during the period covered by this report, our internal controls over financial reporting were effective.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

The evaluation under this report was conducted at a time prior to the acquisition of HeNan Smart Food by us and does not include an evaluation of HeNan Smart Food’s operations.

C.           Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.	[RESERVED]

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT.

The Board of Directors has not determined whether anyone on the Board of Directors is an audit committee financial expert, as such term is defined by SEC rules. Since the Board of Directors does not have a separately designated Audit Committee and Si Mei Te only acquired operations upon the consummation of the business combination, Si Mei Te has not made the determination of whether anyone is an audit committee financial expert.

ITEM 16B.        CODE OF ETHICS.

Si Mei Te does not have a formal code of ethics due to the fact that it did not have an operating business until June 26, 2009 upon the consummation of the business combination. Si Mei Te intends to adopt a code of ethics that applies to Si Mei Te’s principal executive officers, principal financial officer, principal accounting officer or controller or persons performing similar functions.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The firm of UHY LLP acts as the Company’s principal accountant. The following is a summary of fees paid to the Company’s principal accountant for services rendered during fiscal years 2007 and 2008 (prior to the business combination).

Audit Fees.  During the year ended December 31, 2007, Si Mei Te paid its principal accountant $25,000 for the services they performed in connection with its Registration Statement on Form S-1 related to its initial public offering, including the financial statements included in the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2007, and $2,700 in connection with the review of its two Quarterly Reports on Form 10-QSB. The fee for the audit of the financial statements included in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 was $15,000. The aggregate of such fees is $47,700.

During the year ended December 31, 2008, Si Mei Te paid its principal accountant $11,500 in connection with the review of its Quarterly Reports on Form 10-Q. The fee for the audit of the financial statements included in Si Mei Te’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 is approximately $20,000. The aggregate of such fees is $31,500.

Through December 31, 2008, UHY had a continuing relationship with UHY Advisors, Inc. (“Advisors”) from which it leased auditing staff who were full time, permanent employees of Advisors and through which UHY’s partners provide non-audit services. UHY has only a few full time employees. Therefore, few, if any, of the audit services performed were provided by permanent full-time employees of UHY. UHY manages and supervises the audit services and audit staff, and is exclusively responsible for the opinion rendered in connection with its examination.

Audit-Related Fees.  During the years ended December 31, 2007 and 2008, Si Mei Te’s principal accountant did not render assurance and related services reasonably related to the performance of the audit or review of financial statements.

Tax Fees.  During the years ended December 31, 2007 and 2008, Si Mei Te’s principal accountant did not render services to it for tax compliance, tax advice and tax planning.

All Other Fees.  During the years ended December 31, 2007 and 2008, there were no fees billed for products and services provided by the principal accountant other than those set forth above.

Pre-Approval of Services.  Si Mei Te does not have an Audit Committee. The Board of Directors does not have any pre-approval policies in place.

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not Applicable.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.        CORPORATE GOVERNANCE

Not Applicable.

PART  III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Memorandum of Association, adopted January 8, 2007**
1.2	Amended and Restated Articles of Association, adopted April 11, 2007 and in effect on December 31, 2008
1.3	Second Amended and Restated Memorandum and Articles of Association, adopted June 25, 2009*
2.1	Specimen Unit Certificate**
2.2	Specimen Ordinary Share Certificate**
2.3	Specimen Warrant Certificate**
2.4	Form of Unit Purchase Option granted to Earlybird Capital, Inc.**
2.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and Si Mei Te Food Limited**
4.1	Purchase Agreement*
4.2	Amendment 1 to Purchase Agreement dated June 23, 2009***
4.3	Employment Agreement between HeNan Smart Food and Hu Ye, dated May 1, 2009
8.1	List of Subsidiaries
12.1	Certification of Wang Youli pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certification of Hu Ye pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certification Pursuant to 18 U.S.C. Section 1350
15.1	Financial Statements of HeNan Smart Food
15.2	Press Release dated June 26, 2009

* Incorporated by reference to the Company’s Final Proxy Statement, filed under cover of Form 6-K with the SEC on June 2, 2009.

** Incorporated by reference to the Company’s Registration Statement on Form F-1, filed with the SEC on February 8, 2007.

*** Incorporated by reference to the Company’s Current Report on Form 6-K, filed with the SEC as Exhibit 10.1 to its Form 6-K dated June 25, 2009.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 15, 2009

SI MEI TE FOOD LIMITED

By:	/s/ Hu Ye
Name: Hu Ye
Title: Chief Financial Officer

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
China Discovery Acquisition Corp.

We have audited the accompanying balance sheets of China Discovery Acquisition Corp. (a corporation in the development stage) as of December 31, 2008 and 2007, and the related statements of operations and changes in stockholders’ equity and cash flows for the year ended December 31, 2008 and for the periods from January 8, 2007 (inception) through December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Discovery Acquisition Corp. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008 and for the periods from January 8, 2007 (inception) through December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the China Discovery Acquisition Corp.  will continue as a going concern. As discussed in Note 1 to the financial statements, the Company faces a mandatory liquidation on June 26, 2009 if a business combination is not consummated which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY LLP

Albany, New York
May 5, 2009

China Discovery Acquisition Corp.
(a Corporation in the Development Stage)
Balance Sheets

	December 31, 2008	December 31, 2007
ASSETS

CURRENT ASSETS

Cash	$335,999	$100,832

Cash and cash equivalents held in Trust Fund	33,678,745	33,876,887

Interest receivable	-	107,490

Prepaid expenses and other	35,100	-

Total Assets	$34,049,844	$34,085,209

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accrued expenses	$17,500	$-

Deferred underwriter’s fees	345,000	345,000

Total current liabilities	362,500	345,000

ORDINARY SHARES SUBJECT TO POSSIBLE CONVERSION (1,724,999 shares at conversion value)	10,100,256	10,008,413

COMMITMENTS AND CONTINGENCY

STOCKHOLDERS’ EQUITY

Preferred shares, $.0001 par value Authorized 1,000,000 shares; none issued Ordinary shares, $.0001 par value Authorized 25,000,000 shares	-	-

Issued and outstanding 7,105,000 shares (which includes 1,724,999 shares subject to possible conversion)	711	711

Additional paid-in capital	23,095,177	23,187,020

Earnings accumulated during the development stage	491,200	544,065

Total stockholders’ equity	23,587,088	23,731,796

Total liabilities and stockholders’ equity	$34,049,844	$34,085,209

See notes to financial statements

China Discovery Acquisition Corp.

(a Corporation in the Development Stage)

Statements of Operations

	For the Year Ended December 31, 2008	Period from January 8, 2007 (inception) to December 31, 2007	Period from January 8, 2007 (inception) to December 31, 2008

Formation costs	$-	$4,501	$4,501

Operating expenses	601,340	266,288	867,628

Operating loss	(601,340)	(270,789)	(872,129)

Other income:

Investment income	548,475	814,854	1,363,329

Net (loss) / income for period	(52,865)	544,065	491,200

Net (loss) / income attributable to common shareholders	(52,865)	544,065	491,200

Weighted average shares outstanding	7,105,000	4,144,500	5,666,000

Net (loss) / income per share, basic and diluted	$(0.01)	$0.13	$0.09

See notes to financial statements

China Discovery Acquisition Corp.

(a Corporation in the Development Stage)

Statement of Stockholders’ Equity

	Ordinary Shares		Additional Paid-In	Earnings accumulated during the development
	Shares	Amount	Capital	stage	Total
Ordinary shares issued January 8, 2007 at $.0200 per share	1,250,000	$125	$24,875		$25,000

Sale of 5,750,000 units at $6.00 per unit through a public offering, net of underwriter’s discount and offering expenses (1,724,999 shares subject to possible conversion)	5,750,000	575	31,920,469		31,921,044

Proceeds from issuance of underwriter’s options			100		100

Proceeds subject to possible conversion of 1,724,999 shares			(10,008,413)		(10,008,413)

Proceeds from private placement of insider units and warrants	105,000	11	1,249,989		1,250,000

Net income for the period ended December 31, 2007				544,065	544,065

Balance, December 31, 2007	7,105,000	$711	$23,187,020	$544,065	$23,731,796

Accretion of trust relating to ordinary shares subject to possible redemption			(91,843)		(91,843)

Net loss for the year ended December 31, 2008				(52,865)	(52,865)

Balance, December 31, 2008	7,105,000	$711	$23,095,177	$491,200	$23,587,088

See notes to financial statements

China Discovery Acquisition Corp.

(a Corporation in the Development Stage)

Statements of Cash Flow

	For the Year Ended December 31, 2008	January 8, 2007 (inception) to December 31, 2007	January 8, 2007 (inception) to December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss)/income	$(52,865)	$544,065	$491,200
Adjustments to reconcile net (loss)/income for the period to net cash used in operating activities:

Investment income – Interest earned on trust fund	(651,858)	(704,387)	(1,356,245)

Changes in operating assets and liabilities:
Interest receivable	107,490	(107,490)	-
Prepaid expense	(35,000)	-	(35,000)
Due from underwriter	(100)	-	(100)
Accrued Expenses	17,500	-	17,500
Net cash used in operating activities	(614,833)	(267,812)	(882,645)

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits to Trust Fund	-	(33,372,500)	(33,372,500)
Withdrawals from Trust Fund	850,000	200,000	1,050,000
Net cash provided by / (used in) investing activities	850,000	(33,172,500)	(32,322,500)

CASH FLOWS FROM FINANCING ACTIVITIES
Gross proceeds from initial public offering	-	34,500,000	34,500,000
Proceeds from underwriters’ purchase option	-	100	100
Proceeds from sale of ordinary shares to founding stockholders	-	25,000	25,000
Proceeds from private placement to founding stockholders	-	1,250,000	1,250,000
Payment of costs of initial public offering	-	(2,233,956)	(2,233,956)
Proceeds from stockholder notes payable	-	100,000	100,000
Repayment of stockholder notes payable	-	(100,000)	(100,000)
Net cash provided by financing activities	-	33,541,144	33,541,144
NET INCREASE IN CASH	235,167	100,832	335,999
CASH AT BEGINNING OF PERIOD	100,832	0	0
CASH AT END OF PERIOD	$335,999	$100,832	$335,999
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES
Accrual of deferred underwriting discount & commission	$-	$345,000	$345,000
Fair value of underwriter purchase option included in offering costs	$-	$1,054,114	$1,054,114

See notes to financial statements

China Discovery Acquisition Corp.
(a Corporation in the Development Stage)

Notes to Financial Statements

1. Organization and Business Operations
China Discovery Acquisition Corp. (the “Company”) was incorporated in the Cayman Islands on January 8, 2007 as a blank check company whose objective is to acquire, through a stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the People’s Republic of China.

All activity from January 8, 2007 (inception) through December 31, 2008 relates to the Company’s formation and initial public offering described below. The Company has selected December 31 as its fiscal year-end.  The registration statement for the Company’s initial public offering (“Offering”) was declared effective June 18, 2007. The Company consummated the offering on June 26, 2007 (Note 2). The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating the acquisition, through a stock exchange, asset acquisition or other similar business combination, of an operating business, or the acquisition of control of such operating business through contractual arrangements, that has its principal operations located in the People’s Republic of China (“Business Combination”). However, there is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Offering, including the over-allotment option, an amount of $33,372,500 of the net proceeds was deposited in an interest-bearing trust account (“Trust Account”) until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company. There can be released to the Company, from time to time, interest earned on the funds held in trust up to an aggregate of $1,050,000. Under the agreement governing the Trust Account, funds will only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that stockholders owning 30% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated.

All of the Company’s stockholders prior to the Offering, including all of the officers and directors of the Company (“Initial Stockholders”), have agreed to vote their 1,250,000 founding shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company (“Public Stockholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

The Company has signed a definitive agreement for the acquisition of a target business (Note 7) and will submit such transaction for stockholder approval.

With respect to a Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of shares of common stock held by Public Stockholders at the consummation of the Offering. Accordingly, Public Stockholders holding 29.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination. Such Public Stockholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Stockholders. Accordingly, a portion of the net proceeds from the offering (29.99% of the amount held in the Trust Account) has been classified as common stock subject to possible conversion in the accompanying balance sheet.

The Company’s Memorandum and Articles of Association provides that the Company will continue in existence only until June 26, 2009. If the Company has not completed a Business Combination by such date, its corporate existence will cease and it will dissolve and liquidate for the purposes of winding up its affairs. There is no assurance that the Company will be able to complete the Business Combination described in Note 7 within that period. This factor raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements are prepared assuming the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Fund assets) will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the Warrants contained in the Units to be offered in the Offering discussed in Note 2).

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The company has not experienced any losses on these accounts.

Investment Held in Trust

Assets of the Trust Fundare generally invested in tax exempt securities with short term maturities. Such securities generate current income which is exempt from federal income tax.

Continental Stock Transfer and Trust Company is the trustee of the Trust Fund and the trust account is maintained by the trustee at JP Morgan Chase New York Bank. The Company is permitted to draw up to $1,050,000 of after-tax interest to meet its needs for operating expenses and working capital.

Income (loss) Per Share
.
Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average ordinary shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earning of the Company.

The effect of the 11,500,000 warrants issued in connection with the public offering, 1,033,334 warrants and 105,000 units (210,000 warrants) issued in connection with the private placement and the 500,000 units (1,000,000 warrants) included in the underwriter’s purchase option has not been considered in diluted income (loss) per share calculations since such warrants are contingently excercisable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning January 1, 2009. The adoption of the remaining provisions of SFAS No. 157 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), ‘‘Business Combinations’’ (‘‘FAS 141R’’). FAS 141R replaces Statement of Financial Accounting Standards No. 141, ‘‘Business Combinations’’ (‘‘FAS 141’’), although it retains the fundamental requirement in FAS 141 that the acquisition method of accounting be used for all business combinations. FAS 141R establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures the assets acquired, liabilities assumed and any noncontrolling (‘‘minority’’) interest in the acquiree, (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (c) determines what information to disclose regarding the business combination. FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the Company’s 2009 fiscal year. SFAS 141R is expected to significantly change how future business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160, Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, ‘‘Noncontrolling  Interests in Consolidated Financial Statements’’ (‘‘FAS 160’’). FAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary. Among other matters, FAS 160 requires (a) the noncontrolling interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of income. FAS 160 is effective for the Company’s 2009 fiscal year. FAS 160 is to be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company is currently assessing the potential effect of FAS 160 on its financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities.” SFAS 161 enhances the disclosure requirements for derivative instruments and hedging activities. SFAS 161 is effective for the Company on January 1, 2009 and early adoption is encouraged. The Company expects that the adoption of SFAS 161 will not have a material impact on its financial statements.

In April 2008, the FASB issued FASB Staff Position No. 142-3 (“FSP 142-3”), “Determination of the Useful Life of Intangible Assets.” FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. Specifically, the Company shall consider its own historical experience in renewing or extending similar arrangements, even when there is likely to be substantial cost or material modifications. Also, in the absence of its own experience, an entity shall consider the assumptions that market participants would use. The provisions of FSP 142-3 are applied prospectively to intangible assets acquired after January 1, 2009. FSP 142-3 may have a material impact on the determination of the useful lives of intangible assets acquired after January 1, 2009. The impact, if any, from the application of FSP 142-3 will depend on the facts and circumstances of the intangible assets acquired after adoption.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1 (“APB 14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” APB 14-1 clarifies that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion should be accounted for separately. The liability and equity components of convertible debt instruments within the scope of APB 14-1 shall be separately accounted for in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest costs are recognized in subsequent periods. The provisions of APB 14-1 are applied retrospectively and are effective for the Company as of January 1, 2009. The Company currently expects that the adoption of APB 14-1 will not have a material impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

2. Initial Public Offering
On June 26, 2007, the Company sold 5,000,000 units (“Units”) in the Offering. On July 2, 2007, the Company consummated the closing of an additional 750,000 Units which were subject to the over-allotment option. Each Unit consists of one ordinary share, $.0001 par value, and two warrants (“Warrants”). Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $5.00 commencing the later of the completion of a Business Combination or June 18, 2008 and expiring June 17, 2011. The Warrants will be redeemable, at the Company’s option, with the prior consent of EarlyBirdCapital, Inc., the representative of the underwriters in the Offering (“Representative”), at a price of $.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.” In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

The Company paid the underwriters in the Offering an underwriting discount of 5.5% of the gross proceeds of the Offering and a non-accountable expense allowance of 0.5% of the gross proceeds of the Offering. However, the underwriters agreed that 1% of the underwriting discount would be deferred and would not be paid unless and until the Company consummated a Business Combination. In connection with this Offering, the Company also issued an option (“Option”), for $100, to the Representative to purchase 500,000 Units at an exercise price of $6.60 per Unit. The Company accounted for the fair value of the Option, inclusive of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to stockholders’ equity. The Company estimated that the fair value of the Option was approximately $1,054,114 ($2.11 per Unit) using a Black-Scholes option-pricing model. The fair value of the Option granted to the Representative was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35.03%, (2) risk-free interest rate of 4.54% and (3) expected life of 5 years. The Option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the Option (the difference between the exercise prices of the Option and the underlying Warrants and the market price of the Units and underlying securities) to exercise the option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

3. Note Payable, Stockholder
During 2007, the Company issued unsecured promissory notes in aggregate amount of $100,000 to certain officers. The notes were non interest bearing and were repaid from the net proceeds of the Offering.

4.           Fair Value of Financial Instruments

Effective January 1, 2008 the Company adopted Statement No. 157, Fair Value Measurements.  Statement No. 157 applies to all assets and liabilities that are being measured and reported on a fair value basis.  Statement No. 157 requires new disclosure that establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1:              Quoted market prices in active markets for identical assets or liabilities;
Level 2:              Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3:              Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to Statement No. 157.  At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The Company’s restricted funds held in trust are considered to be highly liquid and easily tradable and accordingly fair value measure are based upon Level 1 inputs.

5. Commitments and Contingency
The Company occupies office space provided by an affiliate of the Company’s chief operating officer. Such affiliate has agreed that, until the Company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on the effective date of the Offering. The Company recognized $90,000 of expense under this arrangement for the year ended December 31, 2008 and $142,500 for the period from January 8, 2007 (inception) to December 31, 2008, respectively.

Pursuant to letter agreements with the Company and the underwriter, the Initial Stockholders have waived their right to receive distributions with respect to their founding shares upon the Company’s liquidation.

The Company’s directors and certain special advisors and their members purchased 105,000 Units (“Insider Units”) at $6.00 per Unit and 1,033,334 Warrants (“Insider Warrants”) at $0.60 per Warrant (for an aggregate purchase price of $1,250,000) privately from the Company. These purchases took place simultaneously with the consummation of the Offering. All of the proceeds received from these purchases were placed in the Trust Account. The Insider Units and Insider Warrants are identical to the Units sold in the Offering (and the Warrants underlying such Units) except that if the Company calls the Warrants for redemption, the Insider Warrants may be exercisable on a “cashless basis,” at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), so long as such securities are held by such purchasers or their affiliates. Furthermore, the purchasers have agreed that the Insider Warrants will not be sold or transferred by them until after the Company has completed a Business Combination.

The Initial Stockholders and the holders of the Insider Units and Insider Warrants (or underlying securities) will be entitled to registration rights with respect to their founding shares, Insider Units or Insider Warrants (or underlying securities) pursuant to an agreement signed prior the Offering. The holders of the majority of the founding shares are entitled to demand that the Company register these shares at any time commencing three months prior to the first anniversary of the consummation of a Business Combination. The holders of the Insider Units and Insider Warrants (or underlying securities) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Initial Stockholders and holders of the Insider Units and Insider Warrants (or underlying securities) have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

The Representative has been engaged by the Company to act as the Company’s non-exclusive investment banker in connection with a proposed Business Combination. For assisting the Company in structuring and negotiating the terms of a Business Combination, the Company will pay the Representative a cash transaction fee equal to 1% of the total consideration paid in connection with the Business Combination, with a maximum fee to be paid of $300,000. Additionally, the Company has agreed to pay the fees and issue the securities to the underwriters in the Offering as described in Note 2 above.

6. Preferred Stock
The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the Ordinary Shares on a Business Combination.

7. Subsequent Events
On April 8, 2009, a Stock Purchase Agreement (the “Agreement”) was entered into by and among the Company, HeNan Smart Food Company Limited, a Chinese enterprise (the “HeNan Smart”), Fenland Investments Limited (“Fenland”), a British Virgin Islands company, and Calendar Profits Limited (“Calendar”), a British Virgin Islands company, Honest Joy Group Limited (“Honest Joy”), a British Virgin Islands company, (Fenland, Calendar and Honest Joy each a “Seller” and collectively, the “Sellers”), and Mr. Wang Youli, the ultimate beneficial owner of 92% of the equity interests of HeNan Smart and 100% of Fenland.

Upon the closing of the transactions contemplated in the Agreement, the Company will acquire 100% of the issued and outstanding shares of the direct parent of the HeNan Smart (Gliston International Limited (“Gliston”)) from its shareholders (Fenland, Calendar and Honest Joy) in exchange for an aggregate of 14,700,000 the Company’s ordinary shares and $3,000,000 in upfront consideration.

In addition, pursuant to an earn-out provision in the share exchange agreement, the Company has agreed to issue to Gliston’s shareholders up to 6.8 million additional shares if the following net income targets are achieved (calculated on a U.S. GAAP basis):

        ·      net income for the fiscal year ending December 31, 2009 of at least $30.0 million, an additional 1.8 million shares will be issued.

        ·      net income for the fiscal year ending December 31, 2010 of at least $40.0 million, an additional 2.5 million shares will be issued.

        ·      net income for the fiscal year ending December 31, 2011 of at least $52.0 million, an additional 2.5 million shares will be issued.

The shareholders of Gliston are also eligible to receive a cash payment of $5.0 million in the event that 75% or more of the Company’s publicly traded warrants are exercised prior to their expiration on June 17, 2011.

Fenland will place 3,000,000 of the shares issued to it in escrow.  Such shares may be used to pay for the indemnification obligations described below.

The Agreement contains certain representations, warranties and covenants of each of the parties thereto that are customary for this type of transaction.  The consummation of the transactions contemplated by the Agreement is subject to certain closing conditions, including without limitation, (a) Holders of a majority of the Company’s ordinary shares approving the business combination in accordance with its Memorandum and Articles of Association, with holders of less than 30% of the Company’s public ordinary shares voting against the acquisition and properly exercising their rights to convert such public ordinary shares to cash. (b) The Company giving Gliston’s shareholders piggy-back registration rights relating to the ordinary shares issued in connection with the acquisition. (c) HeNan Smart, Fenland and Wang agree to restructure (the “Restructuring”) HeNan Smart and certain affiliated companies, to be completed prior to the consummation of the acquisition.

The acquisition is expected to be consummated in the second quarter of 2009, after the required approval by the Company’s stockholders and the fulfillment of certain other closing conditions. Recent changes in market conditions have increased the risk the acquisition cannot be completed on the terms set forth in the Agreement.